Filed pursuant to Rule 424(b)(5)
Registration Statement Nos. 333-162406 and 333-163074

PROSPECTUS SUPPLEMENT
(To prospectus dated October 26, 2009)

5,400,000 Shares

RehabCare Group, Inc.

Common Stock

We are selling 5,400,000 shares of our common stock.

Our shares trade on the New York Stock Exchange under the symbol “RHB.” On November 12, 2009 the closing sale price of the shares as reported on the New York Stock Exchange was $25.12 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-16 of this prospectus supplement.

	Per Share	Total

Public offering price	$24.00	$129,600,000
Underwriting discount	$1.20	$6,480,000
Proceeds, before expenses, to us	$22.80	$123,120,000

The underwriters may also purchase up to an additional 810,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about November 18, 2009.

Joint Book-Running Managers

BofA Merrill Lynch	J.P.Morgan

Deutsche Bank Securities
RBC Capital Markets
Morgan Keegan & Company, Inc.

The date of this prospectus supplement is November 12, 2009.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes certain matters related to us and the specific terms of this offering of shares of common stock. The second part, the accompanying prospectus, dated October 26, 2009, gives more general information about the securities we may offer from time to time, some of which may not apply to the common stock offered by this prospectus supplement and the accompanying prospectus. For information about our capital stock, see “Description of Capital Stock” in the accompanying prospectus.

The accompanying prospectus was filed with the Securities and Exchange Commission (“SEC”) as part of a registration statement on Form S-3 (File No. 333-162406) registering securities of up to a maximum aggregate initial offering price of $25,000,000, which became effective on October 26, 2009. Pursuant to the provisions of Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the accompanying prospectus also relates to the securities of up to a maximum aggregate initial offering price of $100,000,000 registered but not sold under RehabCare Group, Inc.’s registration statement on Form S-3 (Registration No. 333-160574), which became effective on July 29, 2009. Further, a registration statement pursuant to Rule 462(b) under the Securities Act was filed to register additional securities of up to a maximum aggregate initial offering price of $24,040,000. Accordingly, the accompanying prospectus relates to aggregate securities of up to the maximum aggregate initial offering price of $149,040,000.

This prospectus supplement incorporates by reference important business and financial information about us and our subsidiaries that is not included in this prospectus supplement or the accompanying prospectus. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus with respect to the offering filed by us with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the SEC and the documents incorporated by reference herein and therein is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

If the information set forth in this prospectus supplement varies in any way from the information set forth in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information set forth in this prospectus supplement varies in any way from the information set forth in a document we have incorporated by reference, you should rely on the information in the more recent document.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

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NON-GAAP FINANCIAL MEASURES

We use the key financial measure Adjusted EBITDA in this prospectus supplement. We recently announced our acquisition of Triumph HealthCare (as defined herein), and we also present Adjusted EBITDA for Triumph HealthCare and Adjusted EBITDA on a pro forma basis, after giving effect to the acquisition and the related transactions. We define Adjusted EBITDA as net earnings attributable to RehabCare plus loss from discontinued operations (net of tax), income taxes, interest expense and depreciation and amortization. Triumph HealthCare defines Adjusted EBITDA as net income attributable to Triumph HealthCare plus income taxes, interest expense, depreciation and amortization and loss on disposal of assets.

Adjusted EBITDA is used by management to measure operating performance and to provide additional information about certain non-cash items and about unusual items that we do not expect to incur (or incur at the same level) in the future. Management also reviewed Adjusted EBITDA of Triumph HealthCare in evaluating the acquisition. Adjusted EBITDA may also be used by investors to measure a company’s ability to service its debt and meet its other cash needs. Adjusted EBITDA is not a recognized term under U.S. Generally Accepted Accounting Principles (“GAAP”). Accordingly, Adjusted EBITDA should not be used as an indicator of, or alternative to, operating earnings and net earnings attributable to common stockholders as a measure of operating performance or of cash flow from operating activities as a measure of liquidity. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because the definition of Adjusted EBITDA (or similar measures) may vary among companies and industries, our presentation of Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies.

We provide, on a consolidated basis, a reconciliation of Adjusted EBITDA of the Company and Triumph HealthCare to their net earnings attributable to common stockholders, which is the most directly comparable GAAP financial measure. See the notes to the tables under the headings “Summary—Summary Historical Consolidated Financial Information—The Company,” “Summary—Summary Historical Consolidated Financial Information—Triumph HealthCare” and “Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information.”

MARKET AND INDUSTRY DATA

Information regarding the market share and market position of our business contained in this prospectus supplement consists of our estimates based on data and reports compiled by industry professional organizations, including the Centers for Medicare and Medicaid Services, and on our management’s knowledge of our business and market.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “targets,” “potential” or “continue” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, our statement that we expect our acquisition of Triumph HealthCare to be meaningfully accretive to diluted earnings per share attributable to RehabCare in 2010, statements about the potential cash flow of the combined company, our plans to reduce leverage incurred as a result of the acquisition of Triumph HealthCare and other statements about the proposed benefits of the Merger (as defined herein), the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are made on the basis of our views and assumptions as of the time the statements are made. We caution investors that any such forward-looking statements we make are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in our forward-looking statements as a result of a variety of factors. While it is

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impossible to identify all such factors, some of the factors that could impact our business and cause actual results to differ materially from forward-looking statements include, but are not limited to:

•	our ability to obtain regulatory approvals to consummate the Merger within the expected timeframe or at all, complete the Merger or realize all of the anticipated benefits of the Merger;

•	greater than anticipated transaction costs in connection with the Merger;

•	our ability to realize anticipated cost synergies in the amount or as and when budgeted or the incurrence of additional and/or unexpected costs;

•	any adjustments in the estimated purchase price allocation for the Merger reflected in the unaudited condensed combined financial statements included herein;

•	unsuccessful integration of the businesses following the Merger;

•	disruption from the Merger that makes it more difficult to maintain customers and operational relationships;

•	significant stockholder influence following the issuance of any Backstop Securities (as defined herein);

•	our ability to identify productive uses for the proceeds of this offering if the Merger is not consummated;

•	our ability to attract, develop and retain operational employees;

•	shortages of qualified therapists, nurses and other healthcare personnel;

•	unionization activities among our employees;

•	our ability to effectively respond to fluctuations in our census levels and number of patient visits;

•	failure to achieve our revenue and margin targets, whether as a result of the impact of additional limitations on reimbursement, the introduction of new regulation or general economic or other factors;

•	changes in governmental reimbursement rates or regulations for the services provided by us to clients and/or patients;

•	competitive and regulatory effects on pricing and margins;

•	our ability to control operating costs and maintain operating margins;

•	general and economic conditions impacting us and our clients, including efforts by governmental reimbursement programs, insurers, healthcare providers and others to contain healthcare costs;

•	changes in and violations of healthcare regulations, including the 60% Rule in inpatient rehabilitation facilities and the 25% Rule and the 25-day average length of stay requirement in long-term acute care hospitals;

•	the operational, administrative and financial effect of our compliance with other governmental regulations and applicable licensing and certification requirements;

•	our ability to demonstrate to our potential clients that we can provide rehabilitation services more efficiently than they can;

•	whether we will identify and consummate other opportunities for acquisitions or joint ownership arrangements, and the terms on which we consummate them;

•	our ability to integrate other acquisitions within the expected timeframes and to achieve the revenue, cost savings and earnings levels from such acquisitions or other relationships or joint ownership arrangements that we may enter into, at or above the levels projected;

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•	litigation risks of our past and future business, including our ability to predict the ultimate costs and liabilities;

•	retention of our key officers;

•	our future capital needs and potential dilution of the value of our common stock resulting from any future issuances of equity securities;

•	uncertainty in the financial markets that limits the availability and terms of financing, which could impact our ability to consummate acquisitions or joint ownership arrangements, meet obligations to third parties and comply with the terms of our borrowing agreements;

•	the proper functioning and availability of our information systems;

•	natural disasters, pandemics and other unexpected events which could severely damage or interrupt our systems and operations;

•	changes in federal and state income tax laws and regulations or adverse decisions by regulatory tax authorities;

•	our exposure to the credit risk of our payors;

•	different interpretations of accounting principles that could result in material changes to our reported results;

•	our failure to comply with patient confidentiality laws;

•	additional risks to which we will become subject following the consummation of the Merger, including our significant indebtedness following the Merger; and

•	other risks discussed under the “Risk Factors” section beginning on page S-16 of this prospectus supplement.

You should also carefully consider the information in our latest Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the nine months ended September 30, 2009 and our Current Reports on Form 8-K, incorporated herein by reference, which address various factors that could cause results or events to differ from those described in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus supplement and the accompanying prospectus, whether as a result of any new information, future events or otherwise.

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SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, carefully before making an investment decision, especially the risks of investing in our common stock discussed under the “Risk Factors” section beginning on page S-16 of this prospectus supplement.

As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “RehabCare” and the “Company” refer to RehabCare Group, Inc. and its subsidiaries and references to “Triumph HealthCare” refer to Triumph HealthCare Holdings, Inc. and its subsidiaries. References to the “combined company” refer to the Company following the consummation of the Merger (as defined on page S-4), assuming that the Merger is completed. This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all.

Our Company

We believe that we are one of the largest providers of post-acute care services in the United States. We are a leading provider of program management rehabilitation services in more than 1,250 hospitals, skilled nursing facilities, outpatient facilities and other long-term care facilities located in 41 states. In partnership with healthcare providers, we provide post-acute program management, medical direction, rehabilitation therapies, quality assurance, compliance review, specialty programs and census development services. We also operate seven long-term acute care hospitals (“LTACHs”) and six freestanding inpatient rehabilitation facilities (“IRFs”), and we provide certain ancillary healthcare services. Since 2005, we have increased our focus on operating LTACHs and freestanding IRFs and, upon the consummation of our pending acquisition of Triumph HealthCare (as described below), we will be the fourth largest post-acute care hospital operator and the third largest LTACH provider in the United States, operating 29 LTACHs and six IRFs in 13 states, including two LTACHs that are expected to be added in the first half of 2010.

Established in 1982 and headquartered in St. Louis, Missouri, we have more than 27 years of experience helping healthcare providers grow and become more efficient while effectively and compassionately delivering rehabilitation services to patients. We believe our clients place a high value on our extensive experience in assisting them to implement clinical best practices, to address competition for patient services and to navigate the complexities inherent in managed care contracting and government reimbursement systems. We focus on diversifying our offerings across the post-acute continuum of care to better serve patients with medically complex diagnoses and those patients in need of rehabilitation.

We operate in the following two business segments:

•	Program Management Services. Our program management services segment includes hospital rehabilitation services (“HRS”) (including inpatient acute and sub-acute rehabilitation and outpatient therapy programs) and skilled nursing rehabilitation services (“SRS”) (including contract therapy in skilled nursing facilities, long-term care management consulting services and staffing services for therapists and nurses in New York).

•	Hospitals. Our hospitals segment operates six IRFs that provide services to patients who require intensive inpatient rehabilitative care and seven LTACHs that provide clinical services to highly complex, but relatively stable, patients (including nursing care, rehabilitation therapies, pulmonology, respiratory care, cardiac and hemodynamic monitoring, ventilator weaning, dialysis services, intravenous antibiotic therapy (“IV Therapy”), total parenteral nutrition, wound care, vacuum assisted closure, pain management and diabetes management).

For the year ended December 31, 2008, we had consolidated operating revenues of $735.4 million, operating earnings of $32.9 million, net earnings attributable to RehabCare of $18.7 million, diluted net earnings per share attributable to RehabCare of $1.05 and Adjusted EBITDA of $50.1 million. For the nine months ended September 30, 2009, we had consolidated operating revenues of $614.7 million, operating earnings of $37.6 million, net earnings attributable to RehabCare of $22.3 million, diluted net earnings per share attributable to RehabCare of $1.24 and Adjusted EBITDA of $50.9 million.

Acquisition of Triumph HealthCare

Triumph HealthCare

On November 3, 2009, we announced that we entered into a definitive agreement to acquire Triumph HealthCare (the “Merger”). Triumph HealthCare is a privately-owned hospital company, headquartered in Houston, Texas, and was formed in 1999 to develop and operate LTACHs. Triumph HealthCare has 20 locations, substantially all of which are leased, in seven states. Triumph HealthCare’s hospitals focus on acute patients who require a long stay and treatment period, averaging 25 days or more, due to debilitating injury or chronic illness. Triumph HealthCare’s staffing and technology processes and systems have been designed to meet the needs of medically complex patients for whom a short-term care hospital is no longer the most appropriate or cost-effective setting for necessary continued care. Triumph HealthCare frequently admits patients from hospital intensive care units and provides a wide range of services, including ventilator weaning, cardiac monitoring, rehabilitation, pain management, wound care, hyperbaric therapy and dialysis, as well as certain outpatient services at its freestanding hospitals. For the nine months ended September 30, 2009, Medicare accounted for approximately 73% of Triumph HealthCare’s payor mix based on patient days, with the remaining 27% attributable primarily to commercial insurance and managed care providers.

We believe that Triumph HealthCare is the leading provider of LTACH services in nine of its 12 current markets. Triumph HealthCare operates nine LTACHs located throughout the Houston metropolitan and surrounding areas, where we believe it has a leading share of the market. Triumph HealthCare is an approved affiliate of Memorial Hermann Health System, the largest healthcare system in Houston, reflecting Triumph HealthCare’s excellent relationship with this Houston hospital system.

Triumph HealthCare’s hospitals provide both inpatient and outpatient services (with outpatient services offered only in freestanding hospitals). Four main inpatient programs comprise the cornerstone of its care delivery system:

•	Medically Complex Management. This program serves patients with multiple systems failure who need multidisciplinary medical services following an acute care stay. The patients may require IV Therapy, dialysis, nutritional therapy, or a broad range of other medical and/or rehabilitation services.

•	Pulmonary/Ventilator Management. This program provides services to patients who are intubated, whether orally or by tracheostomy, who are ventilator dependent or who require mechanical support to maintain proper breathing. In addition, the pulmonary program is designed for patients who are not dependent on a mechanical ventilator for breathing but who have a debilitating pulmonary disease. Patients are evaluated by board certified pulmonologists and respiratory care practitioners and protocols are developed to meet the individual patient’s needs.

•	Wound Care Management. This program is designed for patients recuperating from serious wound complications. Common diagnoses of wound care patients include post-surgical, post- trauma or bed-bound patients with multiple pressure ulcers. Triumph HealthCare individualizes each patient’s program through the evaluation and consultation of an enterostomal therapy nurse.

•	Neuro/Trauma Management. This program is designed to treat patients with traumatic injuries such as motor vehicle accidents, traumatic brain injuries, cerebrovascular accidents, strokes and other neurological disorders. A broad spectrum of physician specialties and clinical expertise is involved in caring for patients with traumatic injuries, for whom rehabilitation therapy is also typically a critical part of the treatment plan.

Outpatient services are provided as a complement to Triumph HealthCare’s inpatient services and include:

•	Wound Management. This program provides chronic wound care to patients who require high acuity wound management for draining wounds and fistulae, and complex management of these acute or unstable, chronic wounds.

•	Hyperbaric Medicine (“HBO Therapy”). This program involves the administration of oxygen at pressures that are two to three times that of normal atmosphere pressure. HBO Therapy is administered to increase oxygen in plasma and blood, resulting in increased perfusion and neovascularization.

We believe that, based on operating revenues, Triumph HealthCare is the largest hospital operator in the United States focused exclusively on LTACHs. It has successfully leveraged its focus on LTACHs, as well as its leading market share and strong physician and payor relationships, to generate consistently profitable growth, both organically and through acquisitions. We believe that Triumph HealthCare has industry-leading margins within the LTACH sector.

For the year ended December 31, 2008, Triumph HealthCare had total operating revenues of $423.7 million, operating income of $62.0 million, net income attributable to Triumph HealthCare of $15.2 million and Adjusted EBITDA of $74.7 million. For the nine months ended September 30, 2009, Triumph HealthCare had total operating revenues of $328.5 million, operating income of $57.5 million, net income attributable to Triumph HealthCare of $20.2 million and Adjusted EBITDA of $66.5 million.

Upon consummation of the Merger, Triumph HealthCare will be included in our hospitals segment, and Brock Hardaway, Triumph HealthCare’s current President and Chief Operating Officer, will oversee operations of our LTACH business under the direction of Kevin Gross, our Senior Vice President of Hospital Operations. Mr. Hardaway has over 21 years experience in the healthcare industry, spending more than 16 years in the LTACH sector. Prior to joining Triumph HealthCare in 2005, he was responsible for the operations of over 30 hospitals for Select Medical Corporation.

Acquisition Rationale

We believe that our acquisition of Triumph HealthCare presents a unique opportunity to significantly expand and enhance the performance of our hospitals segment, and we expect to realize several benefits from the acquisition, including the following:

•	Creation of Leading LTACH Services Platform and Extension of our Presence Across the Full Post-Acute Continuum of Care. The addition of Triumph HealthCare’s facilities will extend our presence in the LTACH market, further diversifying our coverage of the post-acute continuum of care in multiple markets where we have SRS and HRS contracts. We believe that the combination with Triumph HealthCare will create operating synergies and improve patient flow in these markets.

•	Shift from Contract Service Revenue to “Owned” Revenue. The Merger will provide us with a more significant stream of owned hospital revenues and cash flow, which will reduce our dependence on contractual program management rehabilitation services. We typically experience annual contract churn (i.e., termination or expiration of contracts) relating to approximately 10% of our program management services contracts. On a pro forma basis after giving effect to the Merger and the related transactions as if they had occurred on January 1, 2008, “owned” revenue (i.e., revenue generated from our hospitals segment) would have comprised 46.6% of total pro forma combined operating revenues for the nine months ended September 30, 2009, as compared to 18.1% of our historical consolidated operating revenues for the same period.

•	Increased Scale and Operational Efficiency. We believe that the Merger will provide critical mass to our hospitals segment, enabling the efficient scaling of existing infrastructure with minimal incremental general and administrative expenses as additional hospitals are added to the portfolio. Additionally, with a larger base of business, we will be better able to mitigate the impact of start-up investments. We also believe that Triumph HealthCare’s significant experience in the ownership and operation of LTACHs will allow us to improve the operational efficiency of our existing LTACHs as we integrate their various processes and systems with our own. In connection with the Merger, we expect to realize approximately $5.0 million to $6.0 million of annual synergies within the 12 to 18-month period following the consummation of the Merger, primarily relating to personnel reductions and the elimination of duplicative overhead, and to incur approximately $0.9 million of associated one-time costs to achieve such synergies.

•	Accretive Earnings. We expect the acquisition of Triumph HealthCare to be meaningfully accretive to our diluted net earnings per share in 2010. On a pro forma basis, after giving effect to the Merger and the related transactions as if they had occurred on January 1, 2008, diluted net earnings per share from continuing operations attributable to RehabCare would have increased by 29.1% for the year ended December 31, 2008 and 37.5% for the nine months ended September 30, 2009, as compared to our historical diluted net earnings per share for the same periods.

Industry Overview

Our revenues and growth are affected by trends and developments in healthcare spending. The Centers for Medicare and Medicaid Services (“CMS”) projects that total healthcare spending in the United States will continue to grow an average of 6.2% annually from 2008 through 2018 and will account for approximately $4.4 trillion, or 20.3%, of the U.S. gross domestic product by 2018.

Demographic considerations, including the aging population, are affecting long-term growth projections for healthcare spending. While we deliver therapy to adults of all ages, most of our services are delivered to persons 65 and older. We believe healthcare expenditures and longer life expectancies of the general population will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. According to the U.S. Census Bureau’s projections released on August 14, 2008, there are approximately 39 million U.S. residents aged 65 or older, comprising approximately 13.0% of the total U.S. population, and the number of U.S. residents aged 65 or older is expected to increase to approximately 55 million in 2020, representing a compound annual growth rate of 2.9% compared to a total U.S. population compound annual growth rate of 0.9% over the same period. These trends, combined with the need for acute care hospitals to move their patients into the appropriate level of care on a timely basis, will encourage healthcare providers to efficiently direct patients to LTACHs, IRFs, outpatient therapy, home health, skilled nursing therapy and other long-term, post-acute programs. There are approximately 5,000 general acute-care hospitals in the United States, including an estimated 1,000 hospitals with inpatient acute rehabilitation units. There are approximately 15,800 Medicare-certified skilled nursing facilities in the United States, including an estimated 5,000 facilities that are the most likely prospects for our contract therapy services. We believe there are over 200 freestanding IRFs and over 400 freestanding and “hospital in a hospital” LTACHs in the United States.

Our Strategy and Competitive Strengths

As one of the largest, longstanding post-acute care providers and, following the Merger, the third largest LTACH provider in the United States, we believe the combined company will be better positioned to continue to execute on our business strategy. Our strategy is aimed at advancing our profitability and growth while continuing to provide high quality healthcare services to our patients. This strategy is focused on the development of clinically integrated post-acute continuums of care in geographic regions throughout the United States where we provide services in a broad spectrum of post-acute patient settings. We plan to continue to execute this strategy through acquisitions, joint ownership arrangements with market leading healthcare providers and by pursuing additional program management opportunities.

We believe that the successful execution of our strategy has resulted in the following competitive strengths:

•	Leading Provider Across the Post-Acute Continuum of Care. Through organic growth, acquisitions and joint ownership arrangements, we have significantly expanded our presence in the post-acute continuum of care. Our expertise encompasses services across the post-acute continuum of care, including inpatient rehabilitation, skilled nursing, outpatient therapy and long-term acute care settings. We expect that the Merger will expand our post-acute continuum of care in multiple locations where we have an existing presence with the SRS and HRS clients, creating opportunities for clinical synergies and improved patient flow. Given the fragmented nature of the industry, our expanded capabilities provide flexible solutions for our clients and partners, positioning us to better or more rapidly respond to anticipated healthcare reform initiatives that may ultimately lead to a bundled, or episodic, payment system. We believe that these capabilities combined with the high quality of clinical care that we provide our patients reinforces our status as a leading provider across the post-acute continuum of care.

•	Diversified Business Model. Our operations are broadly diversified by business lines, geographic reach and clientele, with no single client accounting for more than 4% of our operating revenues for the nine months ended September 30, 2009. Our contracted services are predominantly with healthcare providers who are directly responsible for paying our fees, regardless of the ultimate source of their reimbursement. In 2005, we launched our hospitals segment, which contributed 18.1% of our operating revenues in the nine months ended September 30, 2009. The 13 hospitals in our portfolio are either wholly owned or are part of a joint venture with market-leading acute care hospitals (or, in one case, with physician partners), in which we maintain a majority ownership stake that ranges from 51% to 80%. As a result of the Merger, we expect to further diversify our business and cash flows, and reduce our dependence on contract revenue. We believe that a broad and diversified business model will enhance our ability to withstand market and reimbursement changes in both of our operating segments and will position us to readily adapt to ongoing opportunities, challenges and changes within the industry.

•	Focused Acquisition Program. We have successfully used acquisitions and joint ownership arrangements to capitalize on emerging opportunities in the healthcare industry and to enhance our existing business lines. We also have a proven ability to manage growth. In 2006, we completed our acquisition of Symphony Health Services, one of the largest competitors in our SRS business. Following a 12-month integration, we realized a savings of more than $13.0 million in redundant costs and the SRS division has subsequently achieved record-level operating earnings performance. Triumph HealthCare also has a history of successful acquisitions. Since 2005, Triumph HealthCare has acquired SCCI HealthCare, the LTACH operations of Memorial Herman Continuing Care Corporation and Our Lady of Peace Hospital Inc., representing a total of 15 facilities located in seven states. We continuously review acquisition opportunities and joint venture arrangements that we believe could be accretive to our earnings and that may be integrated into our operations over a relatively short-term period.

•	Strong Historical Financial Performance. We have a strong financial condition and have demonstrated consistent growth in earnings. While we plan to finance the Merger in part through borrowings under our new Senior Credit Facilities (as defined herein), we plan to use our cash flow following the Merger to fund our operations and growth (including any future acquisitions) and to reduce our leverage by making prepayments on our debt. Our core businesses have generated consistent cash flow, giving us financial flexibility to pursue further growth opportunities. Triumph HealthCare has a consistent record of strong earnings performance, driven in part by steady increases in revenue per patient per day. We expect that the combined company will have substantially greater cash flow generation capability than we currently have.

•	Compelling Client Value Proposition. Healthcare providers partner with us to achieve better clinical outcomes and customer satisfaction, improve the financial performance of their post-acute services and to navigate the complex regulatory issues of our industry. They value our ability to analyze their market, skillfully manage case mix and census development, effectively place patients in the right setting, provide aggressive staffing solutions, offer essential clinical training and ensure compliance. We also offer flexible solutions, including rehabilitation program management services, staffing, joint ownership agreements or consulting services.

The Merger

On November 3, 2009, we announced the Merger, and the Company, RehabCare Group East, Inc., RehabCare Hospital Holdings, L.L.C. (“Holdings”), RehabCare Merger Sub Corporation, a newly formed wholly owned subsidiary of Holdings (“Merger Sub”), Triumph HealthCare and TA Associates, Inc., in its capacity as the securityholder representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Merger Sub will merge with and into Triumph HealthCare, with Triumph HealthCare surviving as a wholly owned subsidiary of Holdings.

The Company will pay Triumph HealthCare’s stockholders, warrant holders and option holders (collectively, the “Sellers”) an aggregate purchase price of $570.0 million, less proceeds used to retire certain Triumph HealthCare indebtedness, subject to certain closing adjustments as provided in the Merger Agreement (the “Merger Consideration”). We expect to finance the Merger through a combination of borrowings under the Senior Credit Facilities, the proceeds of this offering and cash on hand. If the Company is unable to pay the Merger Consideration entirely in cash, the Company will issue up to $125.0 million of convertible preferred stock (the “Backstop Securities”) of the Company to certain Triumph HealthCare stockholders (the “Backstop Investors”), pursuant to a Backstop Securities Agreement (the “Backstop Securities Agreement”), dated as of November 3, 2009, between the Company and the Backstop Investors. Assuming successful completion of this offering, we do not expect to issue any Backstop Securities. The completion of the Merger is subject to customary closing conditions, including our receipt of the proceeds of the Senior Credit Facilities described herein. The Merger is expected to close on or about December 1, 2009.

For a more detailed description of the Merger Agreement, the Backstop Securities Agreement, the Backstop Securities and the Senior Credit Facilities, see “Description of the Merger and Related Transactions.”

This offering is not conditioned on the closing of the Merger and there can be no assurance that the Merger will be consummated on the terms described herein or at all.

THE OFFERING

Issuer	RehabCare Group, Inc.

Common stock offered	5,400,000 shares

Common stock outstanding after this offering	23,847,389 shares

Underwriters’ over-allotment option	810,000 shares

Use of Proceeds	The net proceeds to us from this offering will be approximately $122.1 million. We intend to use the net proceeds from this offering, together with borrowings under our new Senior Credit Facilities and cash on hand, to pay the Merger Consideration and related fees and expenses. Any proceeds from this offering in excess of amounts needed to pay the Merger Consideration and related fees and expenses will be used for general corporate purposes. If the Merger is not consummated, we expect to use the net proceeds of this offering for general corporate purposes. See “Risk Factors — The Merger may not be completed as planned and, in that event, the use of proceeds is not certain.”

Risk Factors	Please read the section entitled “Risk Factors” beginning on page S-16 of this prospectus supplement for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

NYSE Symbol	Our common stock is listed on the NYSE under the symbol “RHB.”

The number of shares of our common stock to be issued and outstanding after this offering is based on 18,447,389 shares of common stock issued and outstanding as of October 31, 2009, which number excludes:

•	899,689 shares of our common stock issuable upon the exercise of stock options exercisable at a weighted average price of $25.14 per share; and

•	an additional aggregate 249,003 shares of our common stock that will remain available for issuance under our various incentive plans.

The number of shares also assumes no exercise by the underwriters of their option to purchase up to an additional 810,000 shares of our common stock from us. Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ over-allotment option has not been exercised.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The Company

Set forth below is summary historical consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 have been derived from our audited consolidated financial statements contained in our Current Report on Form 8-K filed October 9, 2009 (the “October 8-K”), which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical consolidated financial data as of and for the nine months ended September 30, 2009 and September 30, 2008 have been derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2009, filed November 5, 2009 (the “3rd Quarter 10-Q”), which is incorporated by reference in this prospectus supplement and the accompanying prospectus, each of which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, the unaudited financial data set forth below reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of our financial position and results of our operations for those periods. The historical results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The summary historical consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the October 8-K and our unaudited condensed consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 3rd Quarter 10-Q, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2007	2006	2009	2008
	(In thousands, except per share amounts)

Consolidated Statements of Earnings:
Operating revenues	$735,412	$693,013	$601,807	$614,735	$543,353
Costs and expenses:
Operating	597,879	561,233	486,123	494,832	442,325
Selling, general and administrative	90,056	82,806	77,724	70,922	66,772
Impairment of assets	—	4,906	2,351	—	—
Restructuring	—	—	(191)	—	—
Depreciation and amortization	14,570	16,538	14,249	11,379	10,860

Total costs and expenses	702,505	665,483	580,256	577,133	519,957

Operating earnings	32,907	27,530	21,551	37,602	23,396
Interest income	143	830	468	19	104
Interest expense	(3,897)	(8,362)	(5,499)	(1,619)	(3,152)
Other income (expense), net	21	37	(50)	4	24
Equity in net income (loss) of affiliates	471	287	(3,029)	326	441

Earnings from continuing operations before income taxes	29,645	20,322	13,441	36,332	20,813
Income taxes	12,063	7,658	5,871	14,799	8,639

Earnings from continuing operations, net of tax	17,582	12,664	7,570	21,533	12,174
Loss from discontinued operations, net of tax	(863)	(382)	(314)	(847)	(511)

Net earnings	16,719	12,282	7,256	20,686	11,663
Net loss attributable to noncontrolling interests	1,986	377	24	1,614	1,339

Net earnings attributable to RehabCare	18,705	12,659	7,280	22,300	13,002
Basic net earnings per share	$1.06	$0.73	$0.43	$1.26	$0.74
Diluted net earnings per share	$1.05	$0.73	$0.42	$1.24	$0.73

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2007	2006	2009	2008
	(In thousands, except operating statistics)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$27,373	$10,265	$9,430	$34,541
Total assets	438,406	408,560	428,296	447,019
Total long-term debt	57,000	74,500	120,559	26,717
Total liabilities	160,606	163,271	217,431	139,426
Other Data:
Net cash provided by operating activities	$48,658	$52,009	$19,492	$46,623	$32,000
Net cash used in investing activities	(20,086)	(10,944)	(151,028)	(9,918)	(12,528)
Net cash provided by (used in) financing activities	(11,464)	(40,230)	112,863	(29,537)	(17,332)
Adjusted EBITDA(1)	50,098	45,599	33,213	50,944
Operating Statistics:
Program management:
Inpatient units:
Average number of programs	124	127	137	121	121
Average admissions per programs	377	363	360	296	280
Outpatient programs:
Average number of locations	33	35	41	36	33
Patient visits (000s)	983	1,006	1,130	959	720
Contract therapy:
Average number of locations	1,066	1,125	1,018	1,077	1,062
RehabCare LTACHs:
Number of hospitals — end of period	5	3	3	7	5
Available licensed beds	245	186	186	355	245
Admissions	1,732	1,578	1,354	1,837	1,296
Patient days	45,366	41,069	34,642	46,798	33,056
Average length of stay (Medicare days only)	26.3	26.6	25.6	26.0	25.7
Net inpatient revenue per patient day	$1,097	$1,091	$1,092	$1,191	$1,071
Occupancy rate	55%	60%	58%	62%	52%
Percent patient days — Medicare	77%	82%	85%	72%	79%
Non-Medicare patient days growth	38%	44%	—	90%	21%
RehabCare IRFs:
Number of hospitals — end of period	6	5	4	6	5
Available licensed beds	243	208	188	243	208
Admissions	4,173	3,517	2,274	3,627	3,107
Patient days	52,770	45,120	31,036	45,796	38,734
Average length of stay (Medicare days only)	12.6	12.8	13.8	12.5	12.7
Net inpatient revenue per patient day	$1,094	$1,034	$1,027	$1,089	$1,107
Occupancy rate	67%	63%	55%	69%	71%
Percent patient days — Medicare	67%	71%	70%	66%	68%
Non-Medicare patient days growth	31%	41%	—	25%	27%

(1)	The following is a reconciliation of our net earnings attributable to RehabCare to Adjusted EBITDA for the periods indicated. For more important information regarding our use of Adjusted EBITDA, see “Non-GAAP Financial Measures.”

				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2007	2006	2009
	(In thousands)

Net earnings attributable to RehabCare	$18,705	$12,659	$7,280	$22,300
Loss from discontinued operations, net of tax	863	382	314	847

Net earnings from continuing operations attributable to RehabCare	19,568	13,041	7,594	23,147
Income taxes	12,063	7,658	5,871	14,799
Interest expense	3,897	8,362	5,499	1,619
Depreciation and amortization	14,570	16,538	14,249	11,379

Adjusted EBITDA	$50,098	$45,599	$33,213	$50,944

Triumph HealthCare

Set forth below is summary historical consolidated condensed financial data of Triumph HealthCare’s business, as of the dates and for the periods indicated. The summary historical consolidated condensed financial data as of and for the fiscal year ended December 31, 2008 have been derived from Triumph HealthCare’s audited consolidated financial statements contained in our Current Report on Form 8-K filed November 9, 2009 (the “November 8-K”), which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical consolidated condensed financial data as of and for the nine months ended September 30, 2009 have been derived from Triumph HealthCare’s unaudited consolidated financial statements contained in the November 8-K, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, which has been prepared on a basis consistent with Triumph HealthCare’s annual audited consolidated financial statements, consisting of normal and recurring adjustments necessary for a fair presentation of Triumph HealthCare’s financial position and results of Triumph HealthCare’s operations for that period. The historical results of operations for any period are not necessarily indicative of the results to be expected for any future period.

The summary historical consolidated condensed financial data should be read in conjunction with, and are qualified by reference to, Triumph HealthCare’s consolidated financial statements and related notes included in the November 8-K, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2008	2009
	(In thousands, except operating statistics)

Consolidated Statements of Earnings Data:
Total operating revenues	$423,726	$328,455
Operating income	62,031	57,539
Net income attributable to Triumph HealthCare	15,164	20,200
Balance Sheet Data (at end of period):
Cash and cash equivalents	$27,942	$54,392
Total assets	396,135	395,855
Total long-term debt	421,844	401,157
Other Data:
Adjusted EBITDA(1)	$74,650	$66,484
Operating Statistics:
Number of hospitals — end of period	20	20
Available licensed beds	1,182	1,182
Admissions	10,976	8,204
Patient days	287,347	209,854
Average length of stay (Medicare days only)	25.8	25.1
Net inpatient revenue per patient day	$1,458	$1,552
Occupancy rate	67%	65%
Percent patient days — Medicare	74%	73%
Non-Medicare patient days growth	26%	1%

(1)	The following is a reconciliation of Triumph HealthCare’s net income attributable to Triumph HealthCare to Adjusted EBITDA for the periods indicated. For more information regarding our use of Adjusted EBITDA, see “Non-GAAP Financial Measures.”

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2008	2009
	(In thousands)

Net income attributable to Triumph HealthCare	$15,164	$20,200
Income taxes	9,898	12,832
Interest expense	34,853	22,693
Depreciation and amortization	12,929	10,759
Loss on disposal of assets	1,806	—

Adjusted EBITDA	$74,650	$66,484

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Set forth below is summary unaudited pro forma condensed combined financial data of the combined company, giving effect to the Merger and the related transactions described in “Description of the Merger and Related Transactions.” The unaudited pro forma condensed combined balance sheet data as of September 30, 2009 gives effect to the Merger and the related transactions as if they occurred on September 30, 2009. The unaudited pro forma condensed combined statements of earnings data for the year ended December 31, 2008 and nine months ended September 30, 2009 give effect to the Merger and the related transactions as if they had occurred on January 1, 2008. The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined statements of earnings do not include costs that we expect to incur in connection with the Merger, which we expect to be between $9.0 million to $10.0 million, or any cost savings that may result from the combination of the Company’s and Triumph HealthCare’s operations or the costs necessary to achieve those cost savings.

The summary unaudited pro forma condensed combined financial information is provided for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The summary unaudited pro forma condensed combined financial information should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the October 8-K, our unaudited condensed consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 3rd Quarter 10-Q and Triumph HealthCare’s historical financial statements and the accompanying notes thereto included in the November 8-K, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2008	2009
	(In thousands, except per share amounts)

Consolidated Statements of Earnings:
Operating revenues	$1,159,138	$943,190
Costs and expenses:
Operating	1,034,895	825,497
Loss on disposal of assets	1,806	—
Depreciation and amortization	28,584	21,891

Total costs and expenses	1,065,285	847,388

Operating earnings	93,853	95,802
Interest income	143	19
Interest expense	(40,478)	(28,455)
Other income (expense)	21	4
Equity in net income of affiliates	471	326

Earning from continuing operations, net of tax	54,010	67,696
Income taxes	20,864	26,273

Earnings from continuing operations, net of tax	33,146	41,423
Net loss (income) attributable to noncontrolling interests	(129)	(200)

Net earnings from continuing operations attributable to RehabCare	33,017	41,223

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2008	2009
	(In thousands, except per share amounts and operating statistics)

Net earnings from continuing operations per common shares:
Basic	$1.44	$1.78
Diluted	$1.42	$1.76
Weighted-average number of common shares outstanding:
Basic	22,983	23,133
Diluted	23,198	23,450
Balance Sheet Data (at end of period):
Cash and cash equivalents		$40,495
Total assets		1,133,672
Total long-term debt		506,874
Total liabilities		709,472
Other Data:
Adjusted EBITDA(1)	$124,749	$117,842
Operating Statistics:
Program management:
Inpatient units:
Average number of programs	124	121
Average admissions per program	377	296
Outpatient programs:
Average number of locations	33	36
Patient visits (000s)	983	959
Contract therapy:
Average number of locations	1,066	1,077
RehabCare LTACHs and Triumph HealthCare:
Number of hospitals—end of period	25	27
Available licensed beds	1,427	1,537
Admissions	12,708	10,041
Patient days	332,713	256,652
Average length of stay (Medicare days only)	25.9	25.2
Net inpatient revenue per patient day	$1,409	$1,486
Occupancy rate	65%	64%
Percent patient days—Medicare	74%	73%
Non-Medicare patient days growth	28%	11%

(1)	The following is a reconciliation of our pro forma net earnings from continuing operations attributable to RehabCare to Adjusted EBITDA for the periods indicated. For more important information regarding our use of Adjusted EBITDA, see “Non-GAAP Financial Measures.”

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2008	2009
	(In thousands)

Net earnings from continuing operations attributable to RehabCare	$33,017	$41,223
Income taxes	20,864	26,273
Interest expense	40,478	28,455
Depreciation and amortization	28,584	21,891
Loss on disposal of assets	1,806	—

Adjusted EBITDA	$124,749	$117,842

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our shares of common stock would decline and you could lose all or part of your investment.

Risks Related to the Merger

We may fail to consummate the Merger or to realize any or all of the anticipated benefits of the Merger.

Our ability to consummate the Merger is subject to various closing conditions, including our receipt of the proceeds of the Senior Credit Facilities described herein. Changes in the terms of the Merger or the financing thereof will have no effect on your rights as a purchaser of our common stock. Although certain information included in this prospectus supplement generally assumes consummation of the Merger, we cannot assure you that the Merger will occur. We cannot assure you that we will be able to timely achieve the anticipated incremental revenues, operational synergies and other expected benefits of combining RehabCare and Triumph HealthCare. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Triumph HealthCare’s business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	operating risks inherent in Triumph HealthCare’s business and our business;

•	the impact of the Merger on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

As a result of the difficulties identified above, we may not accomplish the integration of Triumph HealthCare’s business smoothly, successfully or within the anticipated costs or timeframe and, in turn, may fail to realize any or all of the anticipated benefits from the Merger, including the growth of our presence in the LTACH market, diversification of our coverage of the post-acute continuum of care, increase in our scale and operational efficiency and meaningful accretion to our diluted earnings per share. Triumph HealthCare may also fail to achieve expected revenue and margin targets, even if we are able to successfully integrate its operations with our own. The diversion of our management’s attention from our current operations to integration efforts and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the Merger and could adversely affect our business and the price of our common stock.

If we fail to close the Merger, depending on circumstances, we could be subject to litigation, including claims for damages. In addition, if all of the conditions to our obligations have not been satisfied or waived (other than (i) the senior debt financing condition and (ii) the condition relating to this offering), and we have not consummated the Merger by December 31, 2009, then the Merger Agreement may be terminated by Triumph HealthCare. In this case, we would be required to pay Triumph HealthCare, as liquidated damages, a cash termination fee of $20.0 million.

We will incur significant transaction costs in connection with the Merger.

We will incur significant costs in connection with the Merger, which we currently estimate to be between $9.0 and $10.0 million. The substantial majority of these costs will be non-recurring expenses related to the Merger. These non-recurring costs and expenses are not reflected in the unaudited pro forma condensed combined statements of earnings included in this prospectus supplement. We may incur additional costs to maintain employee morale and to retain key employees. Additional costs will be incurred in the integration of Triumph HealthCare’s business. We may not achieve cost synergies and other benefits sufficient to offset the incremental costs of the Merger in the near term, or at all.

We may be unable to realize anticipated cost synergies or may incur additional and/or unexpected costs in order to realize them.

In connection with the Merger, we expect to realize approximately $5.0 million to $6.0 million of annual synergies within the 12 to 18-month period following the consummation of the Merger primarily relating to personnel reductions and the elimination of duplicative overhead. To realize these synergies, we expect to incur one-time costs of approximately $0.9 million of associated costs. We may be unable to realize all of these cost synergies within the timeframe expected or at all and we may incur additional and/or unexpected costs in order to realize them.

The purchase price allocation for the Merger reflected in the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement is preliminary, and the adjustment upon the completion of the final valuation of the Merger may be materially different than as reflected therein.

The purchase price allocation for the Merger reflected in the unaudited pro forma condensed combined financial data contained elsewhere in this prospectus supplement is preliminary. For the purposes of the unaudited pro forma condensed combined financial data, we have made a preliminary allocation of the estimated purchase price paid as compared to the net assets expected to be acquired in the Merger, as if the Merger had closed on September 30, 2009. When the actual calculation and allocation of the purchase price to net assets acquired is performed, it will be based on the net assets assumed at the effective date of the Merger and other information at that date to support the allocation of the fair values of Triumph HealthCare’s assets and liabilities. Accordingly, the actual amounts of net assets will vary from the pro forma amounts, and the final valuation of the Merger may be materially different than as reflected in the unaudited pro forma condensed combined financial data contained herein. See “Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information.”

If we are unable to pay the Merger Consideration entirely in cash and we are required to issue the Backstop Securities, we may have significant stockholders with the ability to influence our actions.

If we are unable to pay the Merger Consideration entirely in cash, we will issue up to $125.0 million of our convertible preferred stock to the Backstop Investors pursuant to the Backstop Securities Agreement. Under the Backstop Securities Agreement, described in more detail under “Description of the Merger and Related Transactions,” for so long as the holders of the Backstop Securities hold Backstop Securities or common stock representing at least 15% of our voting power on an as-converted basis, they will have the right to appoint two members to our board of directors, and for so long as the holders of the Backstop Securities hold at least 5% of our voting power on an as-converted basis, they will have the right to appoint one member of our board of directors. In addition, for so long as at least 10% of the shares of the Series A Preferred Stock issued pursuant to the Backstop Securities Agreement are issued and outstanding, the holders of at least a majority in interest of the then issued and outstanding shares of Series A Preferred Stock must approve certain corporate actions before we may take them. These “Preferred Stock Approval Rights” include, but are not limited to, limitations on our ability to:

•	declare or pay any dividends on the common stock;

•	merge or consolidate or sell all or substantially all of our assets, engage in transactions in which control of the Company is transferred or liquidate, dissolve, wind up or effect a recapitalization or reorganization of the Company, provided that no consent is required if the Series A Preferred

Stock or Series B Preferred Stock receive their respective Liquidation Preference (as defined herein) amounts in cash at the closing of such transaction;

•	authorize or issue any equity securities or securities convertible into equity securities (including options, warrants and other rights, other than the issuance of common stock or common stock equivalents pursuant to our stock option or other benefit plans) unless at least 75% of the proceeds of such issuances are used to redeem shares of the Backstop Investors’ preferred stock;

•	authorize the sale by any subsidiary of any shares of such subsidiary’s capital stock to a third party for consideration in excess of $20.0 million;

•	acquire the operations or assets of another business for a purchase price in excess of $100.0 million in cash; or

•	incur additional indebtedness in excess of $25.0 million unless all of the proceeds are used to redeem shares of the Backstop Investors’ preferred stock, excluding (i) drawdowns on the revolving credit portion of the Senior Credit Facilities up to the amount permitted in such revolving credit facility in effect as of the closing date of the Merger and (ii) leases.

Because of the above Preferred Stock Approval Rights, we may be unable to take certain actions that are favored by a majority of our board of directors.

The Merger may not be completed as planned and, in that event, the use of proceeds is not certain.

The Merger is subject to a number of closing conditions that are beyond our control and may not be satisfied. If the Merger is not completed, we will be entitled to use the proceeds of this offering for general corporate purposes. If the Merger is not completed, or to the extent there are surplus proceeds of this offering, we may not be able to identify alternative investments that are of a comparable quality to the Merger in a timely manner or at all.

Risks Related to Our Business

Our operations may deteriorate if we are unable to attract, develop and retain our operational personnel.

Our success is dependent on attracting, developing and retaining operational personnel, especially those individuals who are responsible for operating the inpatient units, outpatient programs and contract therapy locations in our program management business and our hospitals. In particular, we rely significantly on our ability to attract, develop and retain qualified recruiters, area managers, program managers, regional managers and hospital administrators. The available pool of individuals who meet our qualifications for these positions is limited and the competition for labor in the healthcare industry is intense. We may not be able to continue to attract and develop qualified people to fill these essential positions and we may not be able to retain them once they are employed.

Shortages of qualified therapists, nurses and other healthcare personnel could increase our operating costs and negatively impact our business.

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as therapists and other allied healthcare professionals. We rely significantly on our ability to attract, develop and retain therapists, nurses and other healthcare personnel who possess the skills, experience and, as required, the licensure necessary to meet the specified requirements of our business. In some markets, the availability of therapists and other medical support personnel has become a significant operating issue to healthcare providers. Current and future shortages of such skilled labor may require us to continue to enhance wages and benefits in order to recruit and retain qualified personnel, or it may require us to hire more costly temporary personnel. We must continually evaluate, train and upgrade our employees to keep pace with clients’ and patients’ needs. If we are unable to attract and retain qualified healthcare personnel, the quality of our services may decline and we may lose customers.

Unionization activities could adversely affect the profitability of our businesses.

None of our employees is subject to a collective bargaining agreement, and we are not aware of any current activities to organize our employees. We believe our relationship with our employees is good. If our employees were to unionize, we could experience an increase in labor and other costs. Furthermore, we could experience a disruption of our operations and/or higher ongoing labor costs if our employees were to engage in a strike or other work stoppage.

Fluctuations in census levels and patient visits may adversely affect the revenues and profitability of our businesses.

The profitability of our program management business is directly affected by the census levels, or the number of patients per unit, in the inpatient programs that we manage and the number of visits in the outpatient programs that we manage. The profitability of our hospitals business is also directly affected by the census levels at each of our hospitals. Reduction in census levels or patient visits within facilities, units or programs that we own or manage may negatively affect our revenues and profitability.

If there are changes in the rates or methods of government reimbursements of our clients for the rehabilitation services managed by us, our rehabilitation program management services clients could attempt to renegotiate our contracts with them, which may reduce our revenues and profitability.

Most of the patients cared for in our facilities are beneficiaries of government sponsored programs such as the Medicare and Medicaid programs. In an effort to control the expanding costs of the Medicare program, CMS and Congress periodically change benefits and reimbursement levels. Changes in the rates of or conditions for government reimbursement, including policies related to Medicare and Medicaid, could reduce the amounts reimbursed to our clients for rehabilitation services performed in the programs managed by us and, in turn, our clients may attempt to renegotiate the terms of our contracts.

Medicaid reimbursement is a significant revenue source for skilled nursing facilities and other long-term care facilities where contract therapy services are provided. Reductions in Medicaid reimbursement could negatively impact skilled nursing facilities and long-term care facilities which, in turn, could adversely affect the revenues and profitability of our contract therapy business.

If we do not manage admissions in the IRFs and LTACHs that we manage or own in compliance with the 60% Rule and the 25% Rule, respectively, reimbursement for services rendered by us in those settings will be based on less favorable rates.

IRFs are subject to the 60% Rule which now requires that 60% or more of the patients admitted to the facilities have one or more of 13 specific conditions in order to qualify for the IRF prospective payment system (“PPS”). If that compliance threshold is not maintained, the IRF will be reimbursed at the lower PPS applicable to acute care hospitals. That may lead to reduced revenue in our IRFs and may also lead our IRF clients to attempt to renegotiate the terms of our contracts or terminate our contracts, in either case adversely affecting our revenues and profitability. Likewise, some LTACHs are subject to the 25% Rule which requires that 25% or fewer of the patients admitted to the facility are referred from the same source.

If there are changes in the rate or methods of government reimbursement for services provided by our hospitals, the revenue and profitability of those hospitals may be adversely affected.

In our hospitals business, we are directly reimbursed for a significant number of the patients we treat in those facilities through government reimbursement programs, such as Medicare. Changes in the rates of or conditions for government reimbursement could reduce the amounts reimbursed to our facilities and in turn could adversely affect the revenues and profitability of our hospitals business.

We conduct business in a heavily regulated healthcare industry and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability.

The healthcare industry is subject to extensive federal and state regulation relating to, among other things:

•	facility and professional licensure;

•	conduct of operations;

•	certain clinical procedures;

•	addition of facilities and services, including certificates of need;

•	coding and billing for services; and

•	payment for services.

Both federal and state government agencies have increased coordinated civil and criminal enforcement efforts related to the healthcare industry. Regulations related to the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of those laws. Medicare and Medicaid anti-fraud and abuse laws prohibit certain business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other government healthcare programs, including the payment or receipt of remuneration to induce or arrange for referral of patients or recommendation for the provision of items or services covered by Medicare or Medicaid or any other federal or state healthcare program. Federal and state laws prohibit the submission of false or fraudulent claims, including claims to obtain reimbursement under Medicare and Medicaid. Although we have implemented a compliance program to help assure compliance with these regulations as they become effective, different interpretations or enforcement of these laws and regulations in the future could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services or the manner in which we conduct our business. If we fail to comply with government regulations, we or our clients could lose reimbursements or suffer civil or criminal penalties, which could result in cancellation of our contracts and a decrease in revenues.

Congress is currently considering various healthcare reform measures. On November 7, 2009, the House of Representatives passed the Affordable Health Care for America Act, although it is uncertain whether any version of this legislation will ultimately be adopted as law. We are unable to predict the impact, if any, that this legislation or any other healthcare reform measures being considered by Congress would have on our business if adopted.

Beyond these healthcare industry-specific regulatory risks, we are also subject to all of the same federal, state and local rules and regulations that apply to other publicly traded companies and large employers. We are subject to a myriad of federal, state and local laws regulating, for example, the issuance of securities, employee rights and benefits, workers compensation and safety, and many other activities attendant with our business. Failure to comply with such regulations, even if unintentional, could materially impact our financial results.

If our LTACHs fail to maintain their certification as long-term acute care hospitals, then our profitability may decline.

As of September 30, 2009, six of our 13 hospitals were certified by Medicare as LTACHs, with one hospital pending LTACH certification. If our LTACHs fail to meet or maintain the standards for certification as long-term acute care hospitals, such as average minimum length of patient stay, they will receive payments under the PPS applicable to general acute care hospitals rather than payment under the system applicable to long-term acute care hospitals. Payments at rates applicable to general acute care hospitals would result in our LTACHs receiving less Medicare reimbursement than they currently receive for their patient services and our profit margins would likely decrease.

Expiration of the moratorium imposed on certain federal regulations otherwise applicable to LTACHs operated as freestanding or grandfathered “hospital in a hospital” (“HIH”) or grandfathered “satellites” may have an adverse effect on our future net operating revenues and profitability.

Medicare payments to our LTACHs are made pursuant to PPS applicable to LTACHs (“LTACH-PPS”). On May 1, 2007, CMS published its annual payment rate update for the 2008 LTACH-PPS rate year, or “RY 2008.” We refer to such rate update as the “May 2007 final rule.” The May 2007 final rule made several changes to LTACH-PPS payment methodologies and amounts during RY 2008. However, certain of these changes have been postponed for a three-year period by the SCHIP Extension Act of 2007, as amended.

For cost reporting periods beginning on or after July 1, 2007, the May 2007 final rule expanded the current Medicare HIH admissions threshold to apply to Medicare patients admitted from any particular hospital. Prior to this, the admissions threshold was applicable only to Medicare HIH admissions from hospitals co-located with an LTACH or LTACH satellite. Under the May 2007 final rule, HIHs that admit Medicare patients from non-co-located hospitals, freestanding LTACHs and grandfathered LTACH HIHs are subject to the Medicare admission thresholds. To the extent that any LTACH’s or LTACH satellite facility’s discharges that are admitted from an individual hospital (regardless of whether the referring hospital is co-located with the LTACH or LTACH satellite) exceed the applicable percentage threshold during a particular cost reporting period, the payment rate for those discharges would be subject to a downward payment adjustment. Cases admitted in excess of the applicable threshold will be reimbursed at a rate comparable to that under general acute care inpatient prospective payment system, or “IPPS.” IPPS rates are generally lower than LTACH-PPS rates. Outlier status cases do not count toward the threshold and would be paid under LTACH-PPS.

If the May 2007 rule is applied as it is currently written, it could have an adverse financial impact on our net operating revenues and profitability when the moratorium expires.

The moratorium on the Medicare certification of new LTACHs and beds in existing LTACHs could limit our ability to increase LTACH bed capacity, expand into new geographic regions, or increase services in existing areas we serve.

The SCHIP Extension Act imposed a three-year moratorium, beginning on December 29, 2007, on the establishment and classification of new LTACHs, LTACH satellite facilities and LTACH beds in existing LTACH or satellite facilities. The moratorium does not apply to LTACHs that, before December 29, 2007, (i) began the qualifying period for payment under the LTACH-PPS, (ii) had a written agreement with an unrelated party for the construction, renovation, lease or demolition for a LTACH and had expended at least 10% of the estimated cost of the project or $2,500,000, or (iii) had obtained an approved certificate of need. The moratorium also does not apply to an increase in beds in an existing hospital or satellite facility if the LTACH is located in a state where there is only one other LTACH and the LTACH requests an increase in beds following the closure or the decrease in the number of beds of the other LTACH. We may acquire LTACHs that were in existence prior to December 29, 2007, and would not expect this moratorium to materially impact our strategy to expand by acquiring additional LTACHs if such LTACHs can be acquired at attractive valuations. This moratorium could, however, otherwise adversely affect our ability to increase LTACH bed capacity, expand into new geographic regions, or increase bed capacity in existing areas we serve.

Changes in federal or state law limiting or prohibiting certain physician referrals may preclude physicians from investing in our hospitals or referring to hospitals in which they already own an interest.

The federal self referral law, or “Stark Law,” prohibits a physician who has a financial relationship with an entity from referring his or her Medicare or Medicaid patients to that entity for certain designated health services, including inpatient and outpatient hospital services. Under current law, physicians who have a direct or indirect ownership interest in a hospital will not be prohibited from referring to the hospital because of the applicability of the “whole hospital exception” to the Stark Law. Various bills recently introduced in Congress have included provisions that further restrict physician ownership in hospitals to which the physician refers patients. These provisions would typically limit the Stark Law’s “whole hospital exception” to existing hospitals with physician ownership. Physicians with ownership in “new” hospitals would be prohibited from referring to that hospital. Certain requirements and limitations would also be placed on existing hospitals with physician ownership, such as limiting the expansion of any such hospital and limiting the amount and terms of physician investment. Furthermore, initiatives are underway in some states to restrict physician referrals to physician-owned hospitals. There can be no assurance that new legislation or regulation prohibiting or limiting physician referrals to physician-owned hospitals will not be successfully enacted in the future. If such federal or state laws are adopted, among other outcomes, physicians who have invested in, or considered investing in, our hospitals could be precluded from referring to, investing in or continuing to be physician owners of a hospital. In addition, expansion of our physician-owned hospitals may be limited, and the revenues, profitability and overall financial performance of our hospitals may be negatively affected.

Our program management business operates in a highly competitive and fragmented market, and our success in that business depends on our ability to demonstrate that we can provide rehabilitation services more efficiently than our potential clients.

Competition for our program management business is highly fragmented and intense. Hospitals, skilled nursing facilities and other long-term care facilities that do not choose to outsource the management of their physical rehabilitation services are the primary competitors of our program management business. The fundamental challenge in our program management business is demonstrating to potential clients, primarily hospitals, skilled nursing facilities and other long-term care facilities, that we can provide rehabilitation services more efficiently than they can themselves. The inpatient units and outpatient programs that we manage are in highly competitive markets and compete for patients with other hospitals, skilled nursing facilities and long-term care facilities, as well as other larger companies such as HealthSouth Corporation, Kindred Healthcare, Inc. and Select Medical Corporation. Some of these competitors may be better capitalized, have greater name recognition, longer operating histories and their managers may have stronger relationships with physicians in the communities that they serve. All of these factors could give our competitors an advantage over us.

Competition may restrict our future growth by limiting our ability to make acquisitions or enter into joint ownership agreements at reasonable valuations.

We have historically faced competition in acquiring companies or entering into joint ownership agreements with partners in facilities complementary to our lines of business. Our competitors may acquire or seek to acquire many of the companies that would be suitable candidates for acquisition by us or enter into or seek to enter into joint ownership agreements with entities that would be suitable partners for us. This could limit our ability to grow by either acquisitions or joint ownership agreements, or make the cost of acquisitions or joint ownership arrangements higher and less attractive to us.

We may face difficulties integrating acquisitions into our operations, and our acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities. Our joint ownership arrangements may be subject to similar difficulties, require significant cash expenditures or expose us to unforeseen liabilities.

We expect to continue pursuing acquisitions and joint ownership arrangements, each of which involve numerous risks, including:

•	difficulties integrating acquired personnel and distinct cultures into our business;

•	disagreements with our joint ownership partners;

•	incomplete due diligence or misunderstanding as to the target company’s future prospects;

•	diversion of management attention and capital resources from existing operations;

•	short-term (or longer lasting) dilution in the value of our shares;

•	over-paying for an acquired company or joint ownership entity due to incorrect analysis or because of competition from other companies for the same target;

•	inability to achieve forecasted revenues, cost savings or other synergies;

•	joint ownership obligations creating a drain upon our capital resources;

•	potential loss of key employees, customers or relationships; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired or joint ownership companies, including liabilities for failure to comply with healthcare regulations.

These acquisitions and joint ownership arrangements may also result in significant cash expenditures, incurrence of debt, impairment of goodwill and other intangible assets, and other expenses that could have a material adverse effect on our financial condition and results of operations.

Significant legal actions could subject us to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, fraud, labor violations or related legal theories. Many of these actions involve complex claims that can be extraordinarily broad given the scope of our operations. They may also entail significant defense costs. To protect us from the cost of these claims, we maintain professional malpractice liability insurance, general liability insurance and employment practices liability coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities.

Our success depends in significant part on retention of our key officers.

Our future success depends in significant part on the continued service of our key officers. Competition for these individuals is intense and there can be no assurance that we will retain our key officers or that we can attract or retain other highly qualified executives in the future. The loss of any of our key officers could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

We may have future capital needs and any future issuances of equity securities may result in dilution of the value of our common stock.

We anticipate that the amounts generated internally, together with amounts available under our credit facility, will be sufficient to implement our business plan for the foreseeable future, subject to additional needs that may arise if unexpected events occur or if a substantial acquisition or other growth opportunity becomes available. We may obtain additional capital through the public or private sale of debt or equity securities. If we sell equity securities, the value of our common stock could experience dilution. Furthermore, these securities could have rights, preferences and privileges more favorable than those of the common stock. We cannot be assured that additional capital will be available, or available on terms favorable to us. In addition, in the event the Backstop Securities are issued, we will be subject to significant limitations on our ability to issue additional debt or equity securities. If capital is not available, we may not be able to fund internal or external business expansion or respond to competitive pressures.

The recent uncertainty in the financial markets could limit the availability and terms of debt financing sources to fund the capital and liquidity requirements of our business.

One of the primary risks relating to current market conditions is the possibility that the lenders under our credit agreement will be unable to provide liquidity when needed. While we are not aware of any specific risks involving our counterparties, there can be no assurance that all of the lenders to our credit agreement will fulfill their commitments if we need to make additional draws against our revolving credit facility. In addition, a rapid increase in interest rates and/or a decline in our operating performance could impair our ability to comply with the financial covenants contained in our credit facility. A default due to the violation of these covenants could require us to immediately repay all amounts then outstanding under the credit facility. If we anticipate a potential covenant violation, we would seek relief from our lenders; however, such relief might not be granted or might be granted on terms less favorable than those in our existing credit agreement. As of September 30, 2009, we were in compliance with all debt covenants.

We depend on the proper functioning and availability of our information systems.

We are dependent on the proper functioning and availability of our information systems in operating our business. Our information systems are protected through physical and software safeguards. However, they are still vulnerable to facility infrastructure failure, fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also retain confidential patient information in our database. It is critical that our facilities and infrastructure remain secure and are perceived by clients as secure. A material security breach could damage our reputation or result in liability to us. Despite the implementation of security measures, we may be vulnerable to losses associated with the improper functioning or unavailability of our information systems. From time to time, we may also modify our information systems to take advantage of new technologies. Such modifications may cause temporary disruptions to the operations of our business, which could have a material adverse effect on our results from operations in the periods affected.

Natural disasters, pandemics and other unexpected events, including earthquakes, hurricanes, fires and floods, could severely damage or interrupt our systems and operations and result in a material adverse effect on our business, financial condition and/or results of operations.

Natural disasters such as fire, flood, earthquake, hurricane and tornado and other events such as pandemic, power loss, computer virus, telecommunications failure, break-in or similar event could severely damage or interrupt our systems and operations, result in loss of data and/or delay or impair our ability to service our clients and patients. We have in place a disaster recovery plan that is intended to provide us with the ability to restore critical information systems; however, we do not have full redundancy for all of our information systems in the event of a natural disaster. We have arranged for access to space and servers with a local information technology infrastructure provider in the event our corporate data center is damaged or without utilities for an extended period of time. There can be no assurance that our disaster recovery plan will prevent damage or interruption of our systems and operations if a natural disaster were to occur. Any such disaster or similar event could have a material adverse effect on our business, financial condition and/or results of operations.

Changes in federal and state income tax laws and regulations or adverse decisions by regulatory taxing authorities could cause a material adverse effect on our results of operations.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. This Interpretation requires financial statement recognition of a tax position taken or expected to be taken in a tax return, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Management believes its estimates and judgments related to its uncertain tax positions are reasonable. Nevertheless, the ultimate resolution of our tax matters could differ from management’s estimates and such differences could be material. See Note 14 to our consolidated financial statements for the year ended December 31, 2008 included in the October 8-K incorporated by reference in this prospectus supplement and the accompanying prospectus for additional information regarding our uncertain tax positions.

We are exposed to the credit risk of our payors which in the future may cause us to make larger allowances for doubtful accounts or incur bad debt write-offs.

Due to deteriorating economic conditions or other factors, commercial payors and customers may default on their payments to us and individual patients may default on co-payments and deductibles for which they are responsible under the terms of either commercial insurance programs or Medicare. Although we review the credit risk of our commercial payors and customers regularly, such risks will nevertheless arise from events or circumstances that are difficult to anticipate or control, such as a general economic downturn. If our payors default on their payments to us in the future, we may have to make larger allowances for doubtful accounts or incur bad debt write-offs, both of which may have an adverse impact on our profitability and cash flow.

Different interpretations of accounting principles could result in material changes to our reported results and financial condition.

GAAP is complex, continually evolving and may be subject to varied interpretation by third parties, including the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of GAAP could result in material changes to our reported results and financial condition.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Additional Business Risks to which We Will Be Subject if the Merger is Consummated

We will incur substantial additional debt in connection with the consummation of the Merger and we may be unable to service or refinance this debt, which could have negative consequences on our business in the future and may place us at a competitive disadvantage in our industry.

In connection with the Merger, we intend to enter into the Senior Credit Facilities in the aggregate amount of $625.0 million consisting of a term loan facility of $500.0 million and a revolving credit facility of $125.0 million, up to $25.0 million of which may be drawn concurrently with the consummation of the Merger (in addition to any existing letters of credit of the Company and Triumph HealthCare). As of September 30, 2009, after giving effect to the Merger and related transactions if they occurred on that date, our total outstanding indebtedness would have been $506.9 million and our total consolidated stockholder’s equity would have been $409.7 million.

This high level of debt could have negative consequences. For example, it could:

•	result in our inability to comply with the financial and other restrictive covenants in our credit facilities;

•	increase our vulnerability to adverse industry and general economic conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable, or at all;

•	expose us to the risk of interest rate fluctuations to the extent we pay interest at variable rates on the debt;

•	limit our flexibility to plan for, and react to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our less leveraged competitors.

We plan to pay down the incremental debt incurred in connection with the Merger by making prepayments on our debt, but we may not generate sufficient cash flow from operations to do so within the planned timeframe.

While we plan to finance the Merger in part through borrowings under our new Senior Credit Facilities, we plan to use our cash flow following the Merger to fund our operations (including any acquisitions) and reduce our leverage by making prepayments on our debt. Our business, after the consummation of the Merger, may not generate cash flow in an amount sufficient to enable us to do so within the planned timeframe. Moreover, our cash flow may not be sufficient to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, strategic acquisitions, investments and alliances and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will continue to realize the same level of revenue growth, operating improvements and cost savings; or

•	future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions, such as reducing or delaying prepayments of our debt, capital expenditures, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital. We cannot assure you that any of these actions could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our liquidity needs. The Senior Credit Facilities will limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed to use the proceeds from dispositions to satisfy debt service obligations. In the event the Backstop Securities are issued, we will be subject to significant limitations on our ability to issue additional debt or equity securities which may limit our ability to meet our liquidity needs. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Our Senior Credit Facilities will contain restrictions that may limit our ability to pursue our business strategies.

The Senior Credit Facilities will contain a number of covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. The agreement governing the Senior Credit Facilities will include covenants restricting, among other things, our ability to:

•	incur or guarantee additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or certain subordinated debt or redeem, repurchase or retire our capital stock or certain subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiaries’ assets;

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries;

•	alter the business that we conduct; and

•	change our fiscal year.

In addition, we will be required to maintain a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio on terms to be determined. A breach of any covenant contained in the Senior Credit Facilities could result in a default under those agreements. If any such default occurs, the lenders under the Senior Credit Facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the Senior Credit Facilities will also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. If the debt under the Senior Credit Facilities were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

We may be unable to reduce costs to offset completely any decreases in our revenues.

As a result of the Merger we will have 29 LTACHs, including two LTACHs that are expected to be added in the first half of 2010, and six IRFs operating in 13 states. Reduced levels of occupancy in our facilities and reductions in reimbursements from Medicare, Medicaid or other payors would adversely impact our revenues and liquidity. We may be unable to put in place corresponding reductions in costs in response to declines in census or other revenue shortfalls. The inability to timely adjust our operations to address a decrease in our revenues could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to Our Common Stock

The price of our common stock has been volatile in the past and may be volatile in the future.

Equity markets are experiencing extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including us and other companies in the healthcare industry. The price of our common stock has been volatile in the past and may be volatile in the future. For example, in fiscal year 2008, the closing price of our stock on the NYSE ranged from a low of $10.45 to a high of $26.07, and in fiscal year 2007, the closing price of our stock on the NYSE ranged from a low of $13.69 to a high of $23.10. Our closing share price was $25.12 on November 12, 2009.

If we are unable to operate our businesses as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that market expectations may not be realized. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly traded companies may adversely affect the market price of our common stock. These market fluctuations may cause the trading price of our common stock to decrease. Future decreases in our stock price may adversely impact our ability to raise sufficient additional capital in the future, if needed.

Provisions in our charter documents and Delaware law and our stockholder rights plan may delay or prevent an acquisition of us, which could decrease the value of your shares.

Our restated certificate of incorporation, as amended (the “Certificate of Incorporation”), our by-laws, Delaware law and our stockholder rights plan contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

Our Certificate of Incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

Our stockholder rights plan will permit our stockholders to purchase shares of our common stock at a 50% discount upon the occurrence of specified events, including the acquisition by anyone of 20% or more of our common stock, unless such event is approved by our board of directors. Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Our Certificate of Incorporation authorizes the issuance of shares of blank check preferred stock.

Our Certificate of Incorporation provides that our board of directors is authorized to issue from time to time, without further stockholder approval, up to 10,000,000 shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights and terms of redemption and liquidation preferences. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

We may issue convertible preferred stock in connection with the Merger, which would adversely affect the rights and powers of the holders of common stock.

Pursuant to the Backstop Securities Agreement, we will be required to issue up to $125 million of convertible preferred stock to the Backstop Investors if we are unable to otherwise pay the full amount of the Merger Consideration in cash. The holders of the convertible preferred stock would have preferential rights to dividends over the holders of common stock and would have certain significant approval rights, including but not limited to, our payment of a dividend on our common stock, our ability to enter into a change of control transaction, our issuance of equity securities, our ability to make acquisitions, our ability to sell subsidiaries and our ability to incur debt. See “Description of the Merger and Related Transactions — The Backstop Securities.” The issuance of this convertible preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In addition, because the preferred stock votes on an as-converted basis, the issuance of such preferred stock will have a dilutive effect on your voting rights. The issuance of this convertible preferred stock could have the effect of decreasing the market price for our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Subject to applicable standards of the NYSE, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares. Issuances of common stock or the exercise of employee and director stock options would dilute your percentage ownership interest, which will have the effect of reducing your influence over matters on which our stockholders vote. In addition, we may issue substantial quantities of our common stock in order to effect acquisitions which would also dilute your ownership interest. If the issuances are made at prices that reflect a discount from the then current trading price of our common stock, your interest in the book value of our common stock might be diluted.

We do not intend to pay dividends to our stockholders.

We currently do not, and do not in the foreseeable future intend to, pay cash dividends on our common stock. We expect that we will retain all available earnings generated by our operations for use in our business operations and debt service.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately $122.1 million. We intend to use the net proceeds from this offering, together with borrowings under our new Senior Credit Facilities and cash on hand, to pay the Merger Consideration and related fees and expenses. Any proceeds from this offering in excess of amounts needed to pay the Merger Consideration and related fees and expenses will be used for general corporate purposes. If the Merger is not consummated, we expect to use the net proceeds of this offering for general corporate purposes. See “Risk Factors — The Merger may not be completed as planned and, in that event, the use of proceeds is not certain.”

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol “RHB.” The following table sets forth the high and low closing sale prices for our Common Stock for the periods indicated.

	High	Low

Year ending December 31, 2007:
First Quarter	$16.20	$13.69
Second Quarter	$17.39	$14.16
Third Quarter	$19.56	$13.71
Fourth Quarter	$23.10	$17.36
Year ending December 31, 2008:
First Quarter	$26.07	$14.00
Second Quarter	$17.41	$13.75
Third Quarter	$20.23	$14.99
Fourth Quarter	$18.09	$10.45
Year ending December 31, 2009:
First Quarter	$18.75	$12.45
Second Quarter	$23.93	$16.04
Third Quarter	$25.65	$20.63
Fourth Quarter (through November 12, 2009)	$25.18	$18.75

On November 12, 2009, the closing sale price of our common stock on the NYSE was $25.12 per share, and we had approximately 541 holders of record of our common stock.

DIVIDEND POLICY

We currently do not, and do not in the foreseeable future intend to, pay cash dividends on our common stock. Furthermore, our existing credit agreement contains, and our new Senior Credit Facilities will contain, restrictions that limit our ability to pay dividends. We currently intend to retain all available earnings generated by our operations for use in our business operations and debt service.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance and sale of 5,400,000 shares of common stock offered hereby at the public offering price of $24.00 (pending the application of the net proceeds therefrom exclusively to pay the Merger Consideration and related fees and expenses, as described under “Use of Proceeds”), and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	on a pro forma as adjusted basis to give effect to this offering and the application of the proceeds therefrom as described above and the Merger and the related transactions described under “Description of the Merger and Related Transactions” as if they occurred on September 30, 2009.

You should read the following table in conjunction with the unaudited pro forma condensed combined financial data and the notes thereto contained elsewhere in this prospectus supplement and our consolidated financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 3rd Quarter 10-Q and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2009
			Pro Forma
	Actual	As Adjusted	As Adjusted
	(In thousands)

Cash and cash equivalents	$34,541	$156,626	$40,495
Long-term debt:
Existing Credit Agreement(1)	$25,000	$25,000	$—
Existing Capital Leases	1,717	1,717	11,113
Rollover Triumph HealthCare Capital Leases/Mortgage Debt	—	—	4,561
Senior Credit Facilities:
New Revolver(2)	—	—	1,200
New Term Loan(3)	—	—	490,000

Total long-term debt	26,717	26,717	506,874

Stockholders’ equity:(4)
Common stock, $0.01 par value; authorized 60,000,000 shares, issued 21,783,752 shares as of September 30, 2009	218	272	272
Additional paid-in capital	149,662	271,693	271,693
Total stockholders’ equity	294,369	416,454	409,704
Noncontrolling interests	13,224	13,224	14,496

Total equity	307,593	429,678	424,200

Total capitalization	$334,310	$456,395	$931,074

(1)	In connection with and subject to the consummation of the Merger, we will terminate our existing credit agreement.

(2)	In connection with and subject to the consummation of the Merger, we will enter into the Senior Credit Facilities, which will provide for a $125.0 million revolving credit facility, up to $25.0 million of which may be drawn concurrently with the consummation of the Merger (in addition to any existing letters of credit of the Company and Triumph HealthCare). The amount of the revolving credit facility that will ultimately be drawn will depend, in part, on the amount of available cash at the time of the closing of the Merger.

(3)	In connection with and subject to the consummation of the Merger, we will enter into the Senior Credit Facilities, which will provide for up to a $500.0 million term loan facility, all of which is expected to be drawn concurrently with the Merger. The amount of the term loan that will ultimately be borrowed will depend, in part, on the amount of available cash at the time of the closing of the Merger.

(4)	Assumes that no Backstop Securities are issued in connection with the Merger. Assuming successful completion of this offering, we do not expect to issue any Backstop Securities. See “Description of the Merger and Related Transactions — The Backstop Securities,” “Risk Factors — If we are unable to pay the Merger Consideration entirely in cash and we are required to issue the Backstop Securities, we may have significant stockholders with the ability to influence our actions” and “Risk Factors — We may issue convertible preferred stock in connection with the Merger, which would adversely affect the rights and powers of the holders of common stock.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined financial statements give effect to the Merger and related transactions as described more fully in the section “Description of the Merger and Related Transactions,” as if they had occurred on the dates indicated herein and after giving effect to the pro forma adjustments discussed herein. The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2009 and unaudited pro forma condensed combined statements of earnings for the nine months ended September 30, 2009 and the year ended December 31, 2008, are based on the historical consolidated financial statements of the Company and Triumph HealthCare. The Merger is expected to be consummated on or about December 1, 2009 and will be accounted for using the acquisition method of accounting as of and from the date of the actual closing of the Merger. The unaudited pro forma condensed combined balance sheet as of September 30, 2009 was prepared assuming the Merger and related transactions were completed on September 30, 2009. The unaudited pro forma condensed combined statements of earnings for the nine months ended September 30, 2009 and the year ended December 31, 2008 were prepared assuming the Merger and related transactions were completed on January 1, 2008.

The adjustments necessary to fairly present the unaudited pro forma condensed combined financial statements have been made based on available information and, in the opinion of management, are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined statements of earnings do not include costs that we expect to incur in connection with the Merger, which we expect to be approximately $9.0 million to $10.0 million, or any cost savings that may result from the combination of the Company’s and Triumph HealthCare’s operations or the costs necessary to achieve those cost savings. In addition, the allocation of the purchase price by the Company to the assets to be acquired and liabilities to be assumed is preliminary. The final allocation, which will be made on the basis of the estimated fair values of such assets and liabilities on the date the Merger is actually consummated, may differ materially from the amounts reflected herein.

The unaudited pro forma condensed combined financial information should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the October 8-K, our unaudited condensed consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 3rd Quarter 10-Q and Triumph HealthCare’s historical financial statements and the accompanying notes thereto included in the November 8-K, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

REHABCARE GROUP, INC.

Pro Forma Condensed Combined Balance Sheet (Unaudited)
September 30, 2009
(amounts in thousands)

			Triumph		Allocation of
		Triumph	HealthCare	Transaction	Purchase	Combined
	RehabCare	HealthCare	Excludable	Funding	Price	Pro Forma
			(a)	(b)	(c)

ASSETS
Current assets:
Cash and cash equivalents	$34,541	$54,392	$(54,392)	$5,954	$—	$40,495
Accounts receivables, net	137,681	55,360	—	—	—	193,041
Deferred tax assets	14,750	6,311	—	—	—	21,061
Other current assets	8,016	6,977	(907)	—	—	14,086

Total current assets	194,988	123,040	(55,299)	5,954	—	268,683
Property and equipment, net	42,141	58,286	—	—	13,611	114,038
Goodwill	173,462	171,561	(171,561)	—	409,970	583,432
Intangible assets, net	25,571	35,601	—	—	74,099	135,271
Investment in Triumph HealthCare	—	—	—	556,043	(556,043)	—
Investment in unconsolidated affiliate	4,725	—	—	—	—	4,725
Other	6,132	7,367	(5,514)	19,538	—	27,523
Net assets transferred by seller	—	—	(92,570)	—	92,570	—

Total assets	$447,019	$395,855	$(324,944)	$581,535	$34,207	$1,133,672

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$444	$6,403	$(3,060)	$5,000	$—	$8,787
Accounts payable	6,027	14,730	—	—	—	20,757
Accrued salaries and wages	58,852	14,717	—	—	—	73,569
Accrued interest	40	2,064	(2,064)	—	—	40
Income taxes payable	2,634	2,508	—	—	—	5,142
Other current liabilities	31,019	10,936	(1,862)		—	40,093

Total current liabilities	99,016	51,358	(6,986)	5,000	—	148,388
Long-term debt, less current portion	26,273	394,754	(384,140)	461,200	—	498,087
Deferred tax liabilities	9,762	7,743	—	—	34,207	51,712
Other	4,375	6,910	—	—	—	11,285

Total liabilities	139,426	460,765	(391,126)	466,200	34,207	709,472

Stockholders’ equity:
Preferred stock	—	—	—	—	—	—
Common stock	218	79	(79)	54	—	272
Additional paid-in capital	149,662	478	(478)	122,031	—	271,693
Retained earnings	199,336	(65,622)	65,622	(6,750)	—	192,586
Treasury stock	(54,704)	—	—	—	—	(54,704)
Accumulated other comprehensive earnings	(143)	(1,117)	1,117	—	—	(143)

Total stockholders’ equity	294,369	(66,182)	66,182	115,335	—	409,704
Noncontrolling interests	13,224	1,272	—	—	—	14,496

Total equity	307,593	(64,910)	66,182	115,335	—	424,200

Total liabilities and equity	$447,019	$395,855	$(324,944)	$581,535	$34,207	$1,133,672

See accompanying notes to unaudited pro forma condensed combined financial statements.

REHABCARE GROUP, INC.

Pro Forma Condensed Combined Statement of Earnings (Unaudited)
Nine Months Ended September 30, 2009
(amounts in thousands, except per share data)

			Triumph
		Triumph	HealthCare	Pro Forma		Combined
	RehabCare	HealthCare	Excludable	Adjustments		Pro Forma
	(d)	(e)	(f)

Operating revenues	$614,735	$328,455	$—	$—		$943,190
Costs and expenses:
Operating	565,754	260,157	—	(414	)(g)	825,497
Depreciation and amortization	11,379	10,759	(10,759)	8,604	(h)	21,891
				1,908	(i)

Total costs and expenses	577,133	270,916	(10,759)	10,098		847,388

Operating earnings	37,602	57,539	10,759	(10,098)		95,802
Interest income	19	—	—	—		19
Interest expense	(1,619)	(22,693)	21,578	(25,721	)(j)	(28,455)
Other income (expense)	4	—	—	—		4
Equity in net income of affiliates	326	—	—	—		326

Earnings from continuing operations, before income taxes	36,332	34,846	32,337	(35,819)		67,696
Income taxes	14,799	12,832	—	(1,358	)(k)	26,273

Earnings from continuing operations, net of tax	21,533	22,014	32,337	(34,461)		41,423
Net loss (income) attributable to noncontrolling interests	1,614	(1,814)	—	—		(200)

Net earnings from continuing operations attributable to RehabCare	$23,147	$20,200	$32,337	$(34,461)		$41,223

Net earnings from continuing operations attributable to RehabCare per common share:
Basic	$1.31					$1.78

Diluted	$1.28					$1.76

Weighted-average number of common shares outstanding:
Basic	17,733			5,400	(l)	23,133

Diluted	18,050			5,400	(l)	23,450

See accompanying notes to unaudited pro forma condensed combined financial statements.

REHABCARE GROUP, INC.

Pro Forma Condensed Combined Statement of Earnings (Unaudited)
Year Ended December 31, 2008
(amounts in thousands, except per share data)

			Triumph
		Triumph	HealthCare	Pro Forma		Combined
	RehabCare	HealthCare	Excludables	Adjustments		Pro Forma
	(d)	(e)	(f)

Operating revenues	$735,412	$423,726	$—	$—		$1,159,138
Costs and expenses:
Operating	687,935	346,960	—	—	(g)	1,034,895
Loss on disposal of assets	—	1,806	—	—		1,806
Depreciation and amortization	14,570	12,929	(12,929)	11,470	(h)	28,584
				2,544	(i)

Total costs and expenses	702,505	361,695	(12,929)	14,014		1,065,285

Operating earnings	32,907	62,031	12,929	(14,014)		93,853
Interest income	143	—	—	—		143
Interest expense	(3,897)	(34,854)	32,579	(34,306	)(j)	(40,478)
Other income (expense)	21	—	—	—		21
Equity in net income of affiliates	471	—	—	—		471

Earnings from continuing operations, before income taxes	29,645	27,177	45,508	(48,320)		54,010
Income taxes	12,063	9,898	—	(1,097	)(k)	20,864

Earnings from continuing operations, net of tax	17,582	17,279	45,508	(47,223)		33,146
Net loss (income) attributable to noncontrolling interests	1,986	(2,115)	—	—		(129)

Net earnings from continuing operations attributable to RehabCare	$19,568	$15,164	$45,508	$(47,223)		$33,017

Net earnings from continuing operations, attributable to RehabCare per common share:
Basic	$1.11					$1.44

Diluted	$1.10					$1.42

Weighted-average number of common shares outstanding:
Basic	17,583			5,400	(l)	22,983

Diluted	17,798			5,400	(l)	23,198

See accompanying notes to unaudited pro forma condensed combined financial statements.

REHABCARE GROUP, INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Preliminary Allocation of Acquisition Cost

On November 3, 2009, the Company entered into a definitive agreement to acquire all of the outstanding common stock of Triumph HealthCare for a purchase price of $570.0 million in cash, subject to certain working capital and other purchase price adjustments. The initial purchase price payable in connection with the Merger is expected to be financed primarily by a new $500.0 million term loan with a six-year maturity and the net proceeds of this offering, which for purposes of this pro forma presentation are estimated to be $122.1 million. The term loan will require principal payments of approximately $5.0 million annually with the remaining principal balance due at maturity. The Company expects to enter into the Senior Credit Facilities with a total availability of $625.0 million, including the $500.0 million term loan and a $125.0 million revolving credit facility with a five-year term. The Company expects to borrow $1.2 million against the new revolving credit facility and has classified this amount as long-term debt on the pro forma balance sheet. The Company anticipates paying total debt issuance costs, including original issue discount, underwriting fees and other out of pocket costs, of approximately $29.5 million upon completion of the Senior Credit Facilities. A portion of these costs have been included in the pro forma balance sheet as an increase to other assets and a reduction of cash with the portion representing original issue discount netted against long term debt.

The Merger will be accounted for under the acquisition method of accounting. An estimate of the consideration to be transferred at closing and a preliminary allocation of the purchase price to the assets to be acquired and the liabilities to be assumed are outlined below. Amounts are in thousands of dollars.

Estimate of Consideration to Be Transferred:
Base purchase price	$570,000
Estimated debt to be assumed by RehabCare	(13,957)
Estimated working capital adjustment	—

Total estimated purchase price	$556,043

Allocation of Estimated Purchase Price:
Accounts receivable	$55,360
Deferred income taxes	6,311
Other current assets	6,070
Property and equipment	71,897
Identifiable intangibles, principally Medicare licenses, trade name and certificates of need	109,700
Other assets	1,853
Current portion of long-term debt	(3,343)
Accounts payable and other current liabilities	(41,029)
Noncurrent portion of long-term debt	(10,614)
Deferred tax liabilities	(41,950)
Other liabilities	(6,910)

Total identifiable net assets	147,345
Noncontrolling interests in Triumph HealthCare	(1,272)
Goodwill	409,970

Fair value of total consideration to be transferred	$556,043

The above preliminary purchase price allocation has been prepared on the basis of a preliminary valuation study. Upon consummation of the Merger, the valuation study will be finalized to establish the fair values of both the identifiable intangible assets to be acquired and the noncontrolling interests to be assumed.

REHABCARE GROUP, INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

For the preliminary purchase price allocation, we have not made an adjustment to Triumph HealthCare’s carrying value for noncontrolling interests. Due to control, transferability and other restrictive terms of the partnership agreements, the fair value adjustments, if any, to the balance of noncontrolling interests are not expected to be material. Any such adjustments would result in an increase or decrease to noncontrolling interests and a corresponding change to goodwill.

2.	Explanation of Pro Forma Adjustments

a) To remove the goodwill on Triumph HealthCare’s balance sheet and exclude Triumph HealthCare assets, liabilities and equity included in the Triumph HealthCare balance sheet at September 30, 2009 that are not included in the assets to be acquired and the liabilities to be assumed by the Company. To balance the assets to be acquired and liabilities to be assumed as reflected in this adjustment column, the net assets to be acquired by the Company are recorded as “net assets transferred by seller.”

b) To record the funding of the estimated purchase price by the Company in accordance with the financial terms outlined in Note 1 above. Total costs of the equity offering, including commissions and other direct costs, are estimated to be approximately $7.5 million and are reflected in the pro forma balance sheet as a reduction to cash and additional paid in capital. Total acquisition-related transaction costs which are not yet reflected in the historical balance sheets are estimated to be approximately $6.8 million and are reflected in the pro forma balance sheet as a reduction to cash and retained earnings. No adjustment has been made for any restructuring and integration charges expected to be incurred in connection with the Merger. These costs will be expensed as incurred. The Company expects to incur total incremental costs of approximately $9.0 million to $10.0 million in connection with the Merger (which includes acquisition-related transaction costs, restructuring charges and integration charges).

c) To adjust the assets to be acquired and liabilities to be assumed to reflect the preliminary allocation of the estimated purchase price as summarized in Note 1 above. The fair values of the identifiable intangible assets and their useful lives have been estimated as follows. Dollar amounts are in thousands.

	Estimated	Estimated
	Fair Value	Useful Life

Medicare licenses—indefinite lived	$65,000	indefinite
Certificates of need—indefinite lived	10,000	indefinite
Trade name	32,500	17.5 years
Non-compete agreements	2,200	2 to 10 years

Total	$109,700

d) To report RehabCare’s historical results of continuing operations for the period indicated.

e) To report Triumph HealthCare’s historical results of operations for the period indicated.

f) To eliminate Triumph HealthCare’s historical depreciation and amortization expense and eliminate Triumph HealthCare’s interest expense related to long-term debt that will not be assumed by RehabCare.

g) To eliminate the direct incremental costs of the transaction that are reflected in the historical income statements of both RehabCare and Triumph HealthCare.

h) To record depreciation expense based on the depreciation of the estimated fair market value of the property and equipment to be acquired over each asset’s estimated useful life.

i) To record amortization expense for estimated amortizable intangible assets to be acquired over each asset’s estimated useful life.

REHABCARE GROUP, INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

j) To record interest expense based on the $501.2 million of new gross indebtedness expected to be incurred by the Company to finance the Merger together with the amortization of the estimated $29.5 million of debt issuance costs, inclusive of original issue discount, associated with the Merger, less interest expense recorded on the Company’s historical financial statements for $25.0 million of debt that is expected to be replaced by new indebtedness. The transaction is expected to be funded primarily by a $500.0 million six-year term loan with a variable interest rate based on the London Interbank Offered Rate (“LIBOR”) with a LIBOR floor of 200 basis points and an interest rate spread of 400 basis points. For the purpose of calculating the pro forma interest expense adjustment on such borrowings, the Company assumed an interest rate of 6.0%. The Company also expects to borrow $1.2 million under the revolver included in the Senior Credit Facilities, which will accrue interest at LIBOR plus an applicable margin of 400 basis points. For the purposes of estimating the pro forma interest expense on such debt, the Company has assumed an interest rate of 4.5%.

A hypothetical 1/8 of 1% increase in interest rates on the $501.2 million of new indebtedness would result in additional interest expense of approximately $0.6 million on an annualized basis. The interest that the Company will ultimately pay on the borrowings under the new term loan and the revolving credit facility could vary greatly from what is assumed in these unaudited pro forma condensed combined financial statements and will depend on the actual timing and amount of borrowings and repayments and the Company’s credit rating, among other factors.

k) To adjust the tax provision to reflect the aggregate pro forma increase in earnings before income taxes at an assumed effective tax rate of 39.0%.

l) To recognize the 5,400,000 shares of common stock, par value of $0.01, expected to be issued by the Company in connection with this offering, which is expected to result in gross proceeds of approximately $129.6 million and net proceeds, after commissions and other direct costs, of approximately $122.1 million. The expected net proceeds from the offering are based on an average common share price of $24.00.

DESCRIPTION OF THE MERGER AND RELATED TRANSACTIONS

The Merger Agreement

On November 3, 2009, the Company, RehabCare Group East, Inc., Holdings, Merger Sub, Triumph HealthCare and TA Associates, Inc., in its capacity as the securityholder representative, entered into the Merger Agreement whereby Merger Sub will merge with and into Triumph HealthCare, with Triumph HealthCare surviving as a wholly owned subsidiary of Holdings. The Company will pay the Sellers an aggregate purchase price of $570.0 million, less proceeds used to retire certain Triumph HealthCare indebtedness, and subject to certain closing adjustments as provided in the Merger Agreement. If the Company is unable to pay the Merger Consideration entirely in cash, the Company will issue up to $125.0 million of Backstop Securities in the form of convertible preferred stock of the Company to the Backstop Investors, pursuant to the Backstop Securities Agreement. Assuming successful completion of this offering, we do not expect to issue any Backstop Securities. See “Description of the Merger and Related Transactions — The Backstop Securities,” “Risk Factors — If we are unable to pay the Merger Consideration entirely in cash and we are required to issue the Backstop Securities, we may have significant stockholders with the ability to influence our actions” and “Risk Factors — We may issue convertible preferred stock in connection with the Merger, which would adversely affect the rights and powers of the holders of common stock.”

The completion of the Merger is subject to certain conditions, including, among others:

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated;

•	the Company has received the proceeds from the Senior Credit Facilities described herein;

•	subject to certain materiality exceptions, the representations and warranties made by the Company and Triumph HealthCare, respectively, are true and correct; and

•	the Company and Triumph HealthCare are in compliance in all material respects with their respective Merger Agreement obligations.

The Merger Agreement contains customary representations, warranties and covenants by the parties. At the closing of the Merger, the Company will pay $25.0 million of the Merger Consideration into two escrow accounts. The first escrow account, in the amount of $2.5 million, will be used to satisfy any obligation of the Sellers to pay net working capital and other purchase price adjustments. The second escrow account, in the amount of $22.5 million, will be the sole and exclusive remedy available to the Company if Triumph HealthCare’s representations and warranties fail to be true and correct (subject to certain materiality exceptions) at the signing or the closing of the Merger, or if Triumph HealthCare breaches any of its covenants or agreements pursuant to the Merger Agreement. Any amounts remaining in the indemnity escrow account 16 months after closing, other than amounts set aside for claims pending at such time, will be released to the Sellers. The Company’s indemnification claims, in respect of breaches of representations and warranties, are subject to a $2.0 million deductible.

The Merger is expected to close on or about December 1, 2009. If all of the conditions to the obligations of the Company have been satisfied or waived (other than (i) the senior debt financing condition and (ii) a condition relating to this offering), and the Company has not consummated the Merger by December 31, 2009, then the Merger Agreement may be terminated by Triumph HealthCare, in which case the Company would be required to pay Triumph HealthCare a termination fee of $20.0 million in cash.

We expect to finance the Merger through a combination of borrowings under the Senior Credit Facilities, the proceeds of this offering and cash on hand.

The Backstop Securities Agreement

Pursuant to the terms of the Backstop Securities Agreement, if the Company issues its convertible preferred stock to the Backstop Investors in connection with the Merger, the Company will be required to pay a 5% commitment payment and a 5% support payment to the Backstop Investors. The Company would issue 10% Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”) until the Series A Preferred Stock equals 19.99% of the Company’s voting power on an as-converted basis. Beyond that threshold, the Company would issue 11.5% Series B Non-Voting Redeemable Preferred Stock (“Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Backstop Securities”).

The Backstop Securities

As set forth in the certificate of designations with respect to our preferred stock filed with the SEC as an exhibit to our Current Report on Form 8-K filed November 4, 2009 and incorporated herein by reference, we are authorized to issue an aggregate of 4,000,000 of the 10,000,000 shares of preferred stock which we have authority to issue under our Certificate of Incorporation, par value $0.10 per share (“Preferred Stock”), of which 3,000,000 shares have been designated as Series A Preferred Stock and 1,000,000 shares of which have been designated as Series B Preferred Stock.

Ranking.  The Preferred Stock would be senior to our common stock with respect to dividend rights and rights upon our liquidation, winding up or dissolution.

Preferred Stock Approval Rights.  For as long as at least 10% of the shares of the Series A Preferred Stock issued pursuant to the Backstop Securities Agreement are issued and outstanding, we may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following (in addition to any other vote required by law or our certificate of incorporation) without the written consent or affirmative vote of the holders of at least a majority in interest of the then issued and outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a series:

•	alter, amend or repeal any provision of our certificate of incorporation so as to adversely affect the rights, preferences and privileges or powers of the Series A Preferred Stock or Series B Preferred Stock or decrease the total number of authorized shares of Series A Preferred Stock or Series B Preferred Stock;

•	issue any shares of Preferred Stock (other than payment-in-kind dividends on the Series A Preferred Stock or Series B Preferred Stock);

•	authorize or issue any new or existing class or series of capital stock;

•	reclassify any shares of common stock into shares of capital stock having any preference senior to or on parity with the Series A Preferred Stock or Series B Preferred Stock;

•	increase the size of our board of directors;

•	declare or pay any dividends on the common stock;

•	merge or consolidate or sell all or substantially all of our assets, engage in transactions in which control of the Company is transferred, or liquidate, dissolve, wind up or effect a recapitalization or reorganization of the Company, provided that no consent is required if the Series A Preferred Stock or Series B Preferred Stock receive their respective Liquidation Preference (as defined herein) amounts in cash at the closing of such transaction;

•	amend our certificate of incorporation or bylaws, but only if such amendment affects the rights, preferences or privileges of the Series A Preferred Stock or Series B Preferred Stock;

•	authorize or issue any equity securities or securities convertible into equity securities (including options, warrants and other rights, other than the issuance of common stock or common stock equivalents pursuant to our stock option or other benefit plans) unless at least 75% of the proceeds of such issuances are used to redeem shares of the Backstop Investors’ Preferred Stock;

•	authorize the sale by any subsidiary of any shares of such subsidiary’s capital stock to a third party for consideration in excess of $20.0 million;

•	acquire the operations or assets of another business for a purchase price in excess of $100.0 million in cash;

•	incur additional indebtedness in excess of $25.0 million unless all of the proceeds are used to redeem the Backstop Securities, excluding (i) drawdowns on the revolving credit portion of the Senior Credit Facilities up to the amount permitted thereunder as of the closing date of the Merger and (ii) leases; and

•	grant or award any registration rights.

See “Risk Factors—Risks Related to the Merger—If we are unable to pay the Merger Consideration entirely in cash and we are required to issue the Backstop Securities, we may have significant stockholders with the ability to influence our actions.”

Voting Rights.  Holders of the Series A Preferred Stock would be entitled to vote on an as-converted basis with the holders of our common stock on all matters. Except as provided by law or by the provisions of our certificate of incorporation, the holders of Series A Preferred Stock shall vote together with the holders of common stock as a single class.

So long as the holders of the Backstop Securities hold shares of Series A Preferred Stock, Series B Preferred Stock or common stock representing at least 15% of our voting power on an as-converted basis, they will have the right to appoint two members of our board of directors, and for so long as the holders of our Backstop Securities hold at least 5% of our voting power on an as-converted basis, they will have the right to appoint one member of our board of directors.

The holders of outstanding shares of Series B Preferred Stock shall not be entitled to vote with respect to shares of Series B Preferred Stock held by such holders on any matters except to the extent otherwise (i) set forth in our certificate of incorporation or (ii) required by law. To the extent the holders of Series B Preferred Stock are entitled to vote (as provided in the immediately preceding sentence), such holders shall be entitled to one vote per share of Series B Preferred Stock.

Conversion Rights.  Each share of Series A Preferred Stock will be convertible at the option of the holder at any time into shares of our common stock at a conversion price of $20.00 per share of common stock, subject to antidilution adjustment, with each share of Series A Preferred Stock having a value equal to the Series A Liquidation Preference (as defined herein). The conversion price and conversion rate are adjustable in connection with any reclassifications, reorganizations, consolidations, mergers, stock dividends, stock splits, combinations or similar transactions.

In the event that any Series B Preferred Stock is issued, we have agreed to use our reasonable best efforts to obtain stockholder approval under NYSE Rule 312.03(c) within three months after the closing date of the Merger. If stockholder approval is obtained, the Series B Preferred Stock would immediately convert into the Series A Preferred Stock as described below. If stockholder approval is not obtained, we will resubmit the proposal to the stockholders at our next annual meeting and successive annual meetings until stockholder approval is obtained. In addition, the Backstop Investors will have one demand right to compel us to call a special meeting to obtain stockholder approval after the first annual meeting if such stockholder approval has not been obtained.

Upon receipt of stockholder approval, shares of Series B Preferred Stock shall be converted into a number of shares of Series A Preferred Stock determined by multiplying the number of shares of Series B Preferred Stock to be converted by a fraction, the numerator of which is the sum of the Series B Liquidation Preference (as defined herein) plus the amount of any accumulated and unpaid dividends on the Series B Preferred Stock and the denominator of which is the Series B Liquidation Preference.

Preemptive Rights.  Holders of Preferred Stock will not have any preemptive rights. However, for as long as at least 10% of the shares of the Series A Preferred Stock issued pursuant to the Backstop Securities Agreement are issued and outstanding, we generally may not issue additional stock of any class without the approval of the holders of at least a majority in interest of the then issued and outstanding shares of Series A Preferred Stock.

Dividend Rights of Series A Preferred Stock.  Dividends on the Series A Preferred Stock accumulate at an annual rate of 10% of the Series A Original Price (as defined herein) and such rate shall increase by 1% on each anniversary of the date of issuance, provided that in no event shall the rate of such dividends exceed 15%. Series A Original Price means $100 per share of Series A Preferred Stock and is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding shares of Series A Preferred Stock. Dividends on the Series A Preferred Stock accumulate from day to day, are cumulative and are payable on the last day of each March, June, September and December, commencing March 31, 2010. Prior to the date on which we obtain the Stockholder Approval (as defined in the Backstop Securities Agreement), dividends are payable to holders of the Series A Preferred Stock entitled to receive such dividends as follows: (1) up to the Cap (as defined herein), additional shares of Series A Preferred Stock equal to the quotient of (i) the amount of the accruing dividends payable on such quarterly dividend payment date divided by (ii) the Series A Original Issue Price and (2) in excess of the Cap, shares of Series B Preferred Stock equal to the quotient of (i) the amount of the accruing dividends payable on such quarterly dividend payment date divided by (ii) the Series B Original Issue Price (as defined herein). The term “Cap” means, as of any date of determination, the number of shares of Series A Preferred Stock that would result in the Stockholders (as defined in the Backstop Securities Agreement) owning shares of Series A Preferred Stock representing (on an as-converted basis) 19.99% of the issued and outstanding shares of common stock.

After the date on which we obtain the Stockholder Approval, dividends are payable to the holders of Series A Preferred Stock entitled to receive such dividends in additional shares of Series A Preferred Stock equal to the quotient of (i) the amount of the accruing dividends on the Series A Preferred Stock payable on such quarterly dividend payment date divided by (ii) the Series A Original Issue Price.

Dividend Rights of Series B Preferred Stock.  Dividends on any shares of Series B Preferred Stock that we might issue will accumulate at an annual rate of 11.5% of the Series B Original Issue Price and such rate shall increase by 1% on the first day after the end of each 90-day period following the date of issuance, provided that in no event shall the rate of such dividends exceed 25%. Series B Original Issue Price means $100 per share of Series B Preferred Stock and is subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding shares of Series B Preferred Stock. Dividends on the Series B Preferred Stock accumulate from day to day, are cumulative and are payable on the last day of each March, June, September and December, commencing March 31, 2010. Prior to the date on which we obtain the Stockholder Approval (as defined in the Backstop Securities Agreement), dividends are payable to holders of the Series B Preferred Stock entitled to receive such dividends as follows: (1) up to the Cap, shares of Series A Preferred Stock equal to the quotient of (i) the amount of the accruing dividends payable on such quarterly dividend payment date divided by (ii) the Series A Original Issue Price and (2) in excess of the Cap, additional shares of Series B Preferred Stock equal to the quotient of (i) the amount of the accruing dividends payable on such quarterly dividend payment date divided by (ii) the Series B Original Issue Price.

After the date on which we obtain the Stockholder Approval, dividends are payable to the holders of Series B Preferred Stock entitled to receive such dividends in additional shares of Series A Preferred Stock equal to the quotient of (i) the amount of the accruing dividends on the Series A Preferred Stock payable on such quarterly dividend payment date divided by (ii) the Series A Original Issue Price.

Liquidation Rights.  Upon our liquidation, each holder of Series A Preferred Stock is entitled to receive an amount per share of Series A Preferred Stock (the “Series A Liquidation Payment”) equal to the greater of (i) the Series A Original Issue Price plus all accrued and unpaid dividends as of the date of payment (the “Series A Liquidation Preference”) and (ii) the amount the holder would have received had the holder converted such share of Series A Preferred Stock into common stock immediately prior to the event requiring the payment of such liquidation preference. Upon our liquidation, each holder of Series B Preferred Stock is entitled to receive an amount per share of Series B Preferred Stock (the “Series B Liquidation Payment,” and together with the Series A Liquidation Payment, the “Liquidation Payment”) equal to the greater of (i) the Series B Original Issue Price plus all accrued and unpaid dividends as of the date of payment (the “Series B Liquidation Preference,” and together with the Series A Liquidation Preference, the “Liquidation Preference”) and (ii) the amount the holder would have received had the holder first exchanged such share of Series B Preferred Stock for a share of Series A Preferred Stock and then converted such share of Series A Preferred Stock into our common stock immediately prior to the event requiring the payment of such liquidation preference. The Liquidation Preference shall be adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series A Preferred Stock or Series B Preferred Stock, as the case may be. In the event of a liquidation, the Liquidation Payment must be made to holders of Preferred Stock before any payment or distribution may be made to holders of our common stock. For purposes of this paragraph, a liquidation means our voluntary or involuntary liquidation, dissolution or winding up.

A merger or consolidation (other than one in which our stockholders own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets will be treated as a liquidation event, thereby triggering payment of the Liquidation Preference described above.

Our Optional Redemption of Preferred Stock.  Until 180 days after the original issue date of the Series A Preferred Stock, the holders of a majority of the Series A Preferred Stock may refuse to have their shares of Series A Preferred Stock redeemed by delivering a written notice to us by a specified date. After such 180 day period, we may, in our sole discretion, elect to redeem for cash all or any portion of the outstanding shares of Series A Preferred Stock and shares of Series B Preferred Stock at a price equal to, (x) for each share of Series A Preferred Stock, a cash amount per share equal to the greater of (1) the Series A Original Issue Price plus all accruing and unpaid dividends thereon and (2) the Average Closing Price (as defined herein) (such greater cash amount is referred to as the “Series A Redemption Price”); and (y) for each share of Series B Preferred Stock, a cash amount per share equal to the greater of (1) the Series B Original Issue Price plus all accruing and unpaid dividends thereon and (2) a cash amount equal to the Average Closing Price (such greater cash amount is referred to as the “Series B Redemption Price,” and the Series A Redemption Price or the Series B Redemption Price, as the case may be, are referred to as the “Applicable Redemption Price”). Any such redemption shall first apply to any and all issued and outstanding shares of Series B Preferred Stock (such that no shares of Series B Preferred Stock shall be issued and outstanding) and thereafter to the issued and outstanding shares of Series A Preferred Stock. There is no sinking fund for the Preferred Stock.

Mandatory Redemption Right.  We are required to redeem the Series A Preferred Stock and Series B Preferred Stock on the date that is 180 days after the date on which the Senior Credit Facilities expire or otherwise terminate without giving effect to any extensions or waivers thereof. On such date, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be redeemed for cash at a price equal to, (x) for each share of Series A Preferred Stock, a cash amount per share equal to the Series A Redemption Price; and (y) for each share of Series B Preferred Stock, a cash amount per share equal to the Series B Redemption Price.

Standstill.  The Backstop Securities Agreement provides that, in the event that Backstop Securities are issued pursuant to the Backstop Securities Agreement, during the period from the date of the closing of the Merger until one year following the date that the Backstop Investors cease to own any common stock or Preferred Stock, the Backstop Investors shall not, without the prior consent of a majority of our board of directors:

•	acquire or agree, offer, seek or propose to acquire ownership of any additional equity or debt of the Company (or any rights or options to acquire such ownership);

•	offer, seek or propose a merger, consolidation or similar transaction involving the Company;

•	offer, seek or propose to purchase, lease or otherwise acquire all or a substantial portion of our assets; or

•	seek or propose to influence or control the management or policies of the Company or obtain representation on our board of directors, or solicit or participate in the solicitation of any proxies or consents with respect to our securities, or request a list of our stockholders.

The Registration Rights Agreement

We have entered into a registration rights agreement (the “Registration Rights Agreement”) with the Backstop Investors that requires us, at our cost, to file a shelf registration statement with the SEC on or before the fifth business day following the closing date of the Merger to register for resale any shares of common stock issued to, or issuable on conversion of any Series A Preferred Stock held by, the Backstop Investors following the closing of the Merger (the “Registrable Securities”). The Registration Rights Agreement requires us to use our reasonable best efforts to cause the registration statement to be declared effective by the SEC as soon as practicable and no later than the earlier of (i) the ninetieth calendar day following the closing date of the Merger and (ii) the third trading day after the date we are notified by the SEC that such registration statement will not be “reviewed” or will not be subject to further review, and further requires us to use our reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (i) such time as all of the Registrable Securities covered by such registration statement have been publicly sold by the holders thereof or (ii) the date that all Registrable Securities covered by such registration statement may be sold by the Backstop Investors without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act, without the requirement for us to be in compliance with the current public information requirement under Rule 144.

The Backstop Investors will also be entitled to up to two demand registration rights based on the amount of Registrable Securities issued, and “piggyback” registration rights on all fully underwritten registered offerings by us, subject, however, to the right of the underwriters in such an offering to reduce the number of shares proposed to be registered in view of market conditions.

We have agreed to pay all expenses related to the registration of the Registrable Shares, provided, however, that each selling holder will pay all underwriting discounts and selling commissions, if any, incurred by it. We will indemnify the selling holders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement.

We will be obligated to pay liquidated damages if we do not comply with our registration obligations contained in the Registration Rights Agreement, including the obligation to file the registration statement and cause it to be declared effective by the SEC within specified timeframes. On the occurrence of such a registration default, and on each monthly anniversary of such registration default, we will be required to pay the Backstop Investors an amount in cash equal to 1.5% of the aggregate purchase price paid by the Backstop Investors for the Registrable Shares, provided, that in no event shall the aggregate amount of cash to be paid exceed 10% of the aggregate purchase price per year (or 12% of the aggregate purchase price per year in the event that the registration default is due to our failure to satisfy the current public information requirement pursuant to Rule 144(c)(1) as a result of which holders of Registrable Shares who are not affiliates of us are unable to sell Registrable Shares without restriction under Rule 144).

New Senior Credit Facilities

In connection with the Merger, we expect to enter into senior secured credit facilities (the “Senior Credit Facilities”) in the aggregate amount of $625.0 million with Banc of America Securities LLC, RBC Capital Markets Corporation and BNP Paribas Securities Corp., as joint lead arrangers and joint book running managers and Bank of America, N.A. as administrative agent for the lenders party thereto. Set forth below is a summary of the anticipated terms of the Senior Credit Facilities. As the final terms of the Senior Credit Facilities have not been agreed upon, the final terms may differ from those set forth herein.

The Senior Credit Facilities will provide for aggregate borrowings of $625.0 million, including:

•	a revolving credit facility of $125.0 million in revolving credit loans (up to $25.0 million of which may be drawn concurrently with the consummation of the Merger (in addition to any existing letters of credit of the Company and Triumph HealthCare)), together with a swingline subfacility of up to $25.0 million and a letter of credit subfacility of up to $40.0 million; and

•	a term loan B facility of $500.0 million, up to the entire amount of which will be drawn concurrently with the consummation of the Merger.

All revolving loans incurred under the Senior Credit Facilities will mature five years from the closing date. The term loan B facility will mature six years from the closing date.

The Senior Credit Facilities will be secured by, among other things:

•	a first priority security interest in substantially all personal property, including accounts, chattel paper, deposit accounts, documents, equipment, general intangibles (including contract rights), instruments, intellectual property, inventory and investments, subject to certain customary exceptions;

•	a pledge of 100% of the stock or other equity interests in all material domestic subsidiaries and 65% of the stock or other equity interests in all future material first-tier foreign subsidiaries; and

•	all proceeds and products of the property and assets described above.

In addition, the Senior Credit Facilities will be guaranteed by all of our existing and future direct and indirect material domestic subsidiaries, but excluding certain entities to be determined.

Borrowings under the Senior Credit Facilities will bear interest at a floating rate, which can be either a Eurodollar rate plus an applicable margin or an alternative base rate (defined as the highest of (i) the Bank of America prime rate, (ii) the federal funds rate plus 0.50% per annum and (iii) a floating rate of interest equal to LIBOR for a one month term plus 1%) plus an applicable margin. The applicable margin to the borrowings will be based on a performance pricing grid. The interest rate payable under the Senior Credit Facilities will increase by 2.00% per annum during the continuance of any event of default. All rates described above are subject to final pricing. The interest rate on the term loan B facility will be subject to a 2% LIBOR floor.

For Eurodollar loans, we may select interest periods of one, two, three or six months or, to the extent available to all relevant affected lenders, nine or twelve months. Interest will be payable at the end of the selected interest period, but no less frequently than every three months within the selected interest period.

The Senior Credit Facilities also requires payment of a commitment fee on the difference between committed amounts and amounts actually borrowed under the revolving credit facility and customary letter of credit fees. Prior to the revolving maturity date, funds borrowed under the revolving credit facility may be borrowed, repaid and reborrowed, without premium or penalty.

The term loan B facility will be subject to amortization in 24 consecutive quarterly installments with each of the first 23 such installments being equal to one quarter percent (0.25%) of the original principal amount of the term loan B and the final installment being due on the final maturity date in the amount of the remaining outstanding principal balance of the term loan B.

Voluntary prepayments of principal amounts outstanding under the Senior Credit Facilities will be permitted at any time; however, if a prepayment of principal is made with respect to a Eurodollar loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment.

In addition, mandatory prepayments will be required to prepay amounts outstanding under the Senior Credit Facilities in an amount equal to:

•	100% of net cash proceeds from certain asset dispositions in excess of certain amounts, subject to certain exceptions and reinvestment provisions;

•	100% of the net cash proceeds from the issuance or incurrence after the closing date of (i) any additional debt not permitted under the Senior Credit Facilities and (ii) based on a total leverage ratio test, certain unsecured debt permitted under the Senior Credit Facilities;

•	50% (which percentage will be reduced upon the achievement of specified performance targets) of excess cash flow, as defined in the Senior Credit Facilities; and

•	based on a total leverage ratio test, 50% of the net cash proceeds from the sale or issuance of additional equity interests, subject to certain exceptions.

The foregoing mandatory prepayments other than with respect to any equity issuance will be applied, first, to the term loan B until paid in full, and then to the loans and obligations under the revolving credit facility (but will not permanently reduce the commitments under the revolving credit facility). Mandatory prepayments with respect to any equity issuance will be applied, first, to the purchase of certain securities, second, to the term loan B until paid in full, and then to the loans and obligations under the revolving credit facility (but will not permanently reduce the commitments under the revolving credit facility).

The Senior Credit Facilities will contain certain restrictive covenants which will, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. In addition, we will be required to maintain a total leverage ratio, a senior leverage ratio and a fixed charge coverage ratio.

The Senior Credit Facilities will contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults (with special provisions applicable to the financial covenants), cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting the Senior Credit Facilities to be in full force and effect, and a change of control.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the anticipated material U.S. federal income tax and, to a limited extent, certain U.S. federal estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who may purchase shares of our common stock and hold such shares as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on currently existing provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or subject to different interpretations. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the statements made and conclusions reached in this summary. No assurance can be given that the statements and conclusions made herein will be respected by the IRS or, if challenged, by a court.

This discussion does not address all the U.S. federal tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment (such as “controlled foreign corporations,” “passive foreign investment companies,” a company that accumulates earnings to avoid U.S. federal income tax, financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address U.S. federal alternative minimum, gift, U.S. state and local and non-U.S. tax consequences relating to the ownership and disposition of our common stock.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK (INCLUDING ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX), AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Definition of Non-United States Holder

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) a partnership (or other entity treated as a partnership);

(ii) an individual who is a citizen or resident of the United States;

(iii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iv) an estate, the income of which is subject to U.S. federal income tax regardless of source thereof; or

(v) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Dividends

Distributions, if any, made on our common stock will constitute dividends for U.S. federal income tax purposes to the extent they are paid out of our accumulated or current earnings and profits, as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a return of capital that reduces a non-United States holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or disposition of the common stock and will be treated as described below under the heading “Sale, Exchange or Other Disposition.”

We or a withholding agent will have to withhold U.S. federal withholding tax at a rate of 30% from the gross amount of any dividends paid to a non-United States holder, unless (i) an applicable income tax treaty reduces such tax, and a non-United States holder claiming the benefit of such treaty provides to us, or such agent, proper IRS documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of shares of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock (such shorter period, the “Applicable Period”).

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our shares of common stock are regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our common stock only if such non-United States holder actually or constructively owned, during the Applicable Period, more than 5% of our common stock.

Except to the extent provided by an applicable income tax treaty, gain that is effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if the non-United States holder is a corporation, may also be subject to a 30% branch profits tax unless reduced by an applicable income tax treaty). If the non-United States holder is subject to U.S. taxation on capital gains because the holder is an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions, then such holder will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such holder’s capital gains from the sale or other disposition of our common stock, to the extent treated as having a U.S. source, exceed certain capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS and to each non-United States holder any dividend or other distribution paid to such holder and the tax withheld, if any. These information reporting requirements apply whether or not withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides.

Generally, backup withholding of U.S. federal income tax at the applicable rate (currently 28%) may apply to dividends and certain other payments made by us or our paying agent to a non-United States holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Payments of the proceeds of a sale of our common stock may also be subject to information reporting and backup withholding rules under certain circumstances.

Any amounts withheld under the backup withholding rules from a payment to a non-United States holder of our common stock will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Taxes

Common stock owned or treated as being owned by an individual who is a non-United States holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,890,000
J.P. Morgan Securities Inc.	1,890,000
Deutsche Bank Securities Inc.	540,000
RBC Capital Markets Corporation	540,000
Morgan Keegan & Company, Inc.	540,000

Total	5,400,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.72 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$24.00	$129,600,000	$149,040,000
Underwriting discount	$1.20	$6,480,000	$7,452,000
Proceeds, before expenses, to us	$22.80	$123,120,000	$141,588,000

The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 810,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

NYSE Listing

The shares are listed on the NYSE under the symbol “RHB.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including in connection with our acquisition of Triumph HealthCare and the concurrent debt financing described in this prospectus supplement. In addition, J.P. Morgan Securities Inc. acted as advisor to Triumph HealthCare in connection with its acquisition by RehabCare. Such underwriters and their affiliates have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information of the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Separate selling restrictions may apply additionally in other EEA jurisdictions.

United Kingdom

This prospectus supplement, and any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any shares which are the subject of the offering contemplated by this prospectus supplement (the “Securities”) may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Any action which any person takes, causes or encourages another person to take, or refrains from taking in relation to the Securities in, from or otherwise involving the United Kingdom must comply with all applicable provisions of the FSMA.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. The validity of the common stock will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of RehabCare Group, Inc. and subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, incorporated in this prospectus supplement by reference to our Current Report on Form 8-K filed on October 9, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, on the consolidated financial statements appearing in our Current Report on Form 8-K filed on October 9, 2009 and the effectiveness of internal control over financial reporting appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

The consolidated financial statements of Triumph HealthCare Holdings, Inc., and subsidiaries at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, incorporated by reference in this prospectus supplement pursuant to our Current Report on Form 8-K filed on November 9, 2009, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of our common stock. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. This prospectus supplement does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under “Incorporation by Reference” are also available on our Internet website, www.rehabcare.com. We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement the information that we file with it. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. The information incorporated by reference in this prospectus supplement is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus supplement or any sale of securities.

This prospectus supplement incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, filed on March 10, 2009;

•	our Quarterly Reports on Form 10-Q for our fiscal quarter ended March 31, 2009, filed on May 7, 2009, for our fiscal quarter ended June 30, 2009, filed on August 7, 2009, and for our fiscal quarter ended September 30, 2009, filed on November 5, 2009;

•	our Current Reports on Form 8-K, filed on July 6, 2009, July 14, 2009, October 9, 2009, November 4, 2009 (with respect to the entry into the Merger Agreement, but not the separate 8-K of the same date with respect to our third quarter earnings) and November 9, 2009;

•	the description of our common stock, $0.01 par value per share, as contained in our Registration Statement on Form 8-A effective as of June 25, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendments or reports filed for the purpose of updating such description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A effective September 25, 2002 pursuant to Section 12 of the Exchange Act.

Please note that items 6, 7 and 8 of our Annual Report on our Form 10-K for our fiscal year ended December 31, 2008 have been reclassified as set forth in our October 8-K. In addition, we had previously reclassified items 7 and 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as set forth in our Current Report on Form 8-K filed July 14, 2009. The information contained in our Current Report on Form 8-K filed July 14, 2009 is superseded and replaced in its entirety by the information contained in our October 8-K, and therefore you should rely only on those items as they appear in our October 8-K and not on those items as they appear in our Annual Report on Form 10-K or in our Current Report on Form 8-K filed July 14, 2009. You should rely only on items 6, 7 and 8 of our Annual Report on Form 10-K as they appear in the October 8-K and not on those items as they appear in our Annual Report on Form 10-K or our Current Report on Form 8-K filed July 14, 2009.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) between the date that we initially filed this prospectus supplement and the termination of the offering of the securities. These documents may include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any material that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC.

This prospectus supplement may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus supplement.

We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date of this prospectus supplement or the date of the documents incorporated by reference in this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, at no cost, a copy of any and all of the information that is incorporated by reference in this prospectus supplement.

Requests for such documents should be directed to:

Patricia S. Williams, Esq.
Senior Vice President, General Counsel and Corporate Secretary
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105
(314) 659-2287

You may also access the documents incorporated by reference in this prospectus supplement through our website at www.rehabcare.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement or the accompanying prospectus.

PROSPECTUS
REHABCARE GROUP, INC.

$125,000,000

Common Stock
Preferred Stock
Warrants
Debt Securities
Units

We may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in this prospectus, up to an aggregate amount of $125,000,000.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus or any applicable prospectus supplement before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings to or through underwriters, dealers, and agents or directly to purchasers. The names of any underwriters, dealers or agents involved in the sale of our securities and their compensation will be described in the applicable prospectus supplement. See “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “RHB.” We will provide information in any applicable prospectus supplement regarding any listing of securities other than shares of our common stock on any securities exchange.

INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN ANY SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 26, 2009

About This Prospectus

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. We have not authorized anyone to provide you with different information.

You should assume that the information appearing in this prospectus, any applicable prospectus supplement, any document incorporated by reference or any related free writing prospectus that we may authorize to be provided to you is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $125,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We will file each prospectus supplement with the SEC. The information in the prospectus supplement (and in any related free writing prospectus that we may authorize to be provided to you) may also add, update or change the information contained in this prospectus. Before buying any of the securities being offered under this registration statement, we urge you to carefully read this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein or therein by reference as described under the heading “Where You Can Find Additional Information.”

i

PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our securities. Prospective purchasers of our securities should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in, or incorporated by reference into, this prospectus and any prospectus supplement. As used in this prospectus, unless the context requires otherwise, the terms “RehabCare,” “Company,” “we,” “our” and “us” refer to RehabCare Group, Inc. and its consolidated subsidiaries.

Our Company

RehabCare Group, Inc., headquartered in St. Louis, Missouri, is a leading provider of rehabilitation program management services in more than 1,200 hospitals, skilled nursing facilities, outpatient facilities and other long-term care facilities located in 43 states. In partnership with healthcare providers, we provide post-acute program management, medical direction, physical therapy rehabilitation, quality assurance, compliance review, specialty programs and census development services. We also own and operate seven long-term acute care hospitals (“LTACHs”) and six rehabilitation hospitals, and we provide other healthcare services, including healthcare management consulting services and staffing services for therapists and nurses. Effective June 1, 2009, we sold our Phase 2 Consulting business, which provided healthcare management consulting services primarily to acute care hospitals and hospital systems.

Established in 1982, we have more than 25 years of experience helping healthcare providers grow and become more efficient while effectively and compassionately delivering rehabilitation services to patients. We believe our clients place a high value on our extensive experience in assisting them to implement clinical best practices, to address competition for patient services and to navigate the complexities inherent in managed care contracting and government reimbursement systems. Over the years, we have diversified our program management services to include management services for inpatient rehabilitation facilities within hospitals, skilled nursing units, outpatient rehabilitation programs, home health, and skilled nursing, long-term care and assisted living facilities. Within the long-term acute care and rehabilitation hospitals we operate, we provide total medical care to patients with medically complex diagnoses and to patients in need of rehabilitation.

For the year ended December 31, 2008, we had consolidated operating revenues of $735.4 million, operating earnings of $32.9 million, net earnings of $18.7 million and diluted earnings per share of $1.05.

Our Offices

We were incorporated in Delaware in 1982. Our principal executive office is located at 7733 Forsyth Boulevard, St. Louis, Missouri 63105. Our telephone number is (800) 677-1238. Our website is located at www.rehabcare.com. Other than as described in “Where You Can Find More Information” below, the information on, or that can be accessed through, our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement.

RISK FACTORS

Investing in our securities involves risks. Please see the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is on file with the SEC and incorporated by reference in this prospectus, as well as the risk factors and other information contained in the applicable prospectus supplement and any related free writing prospectus. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement. The risks and uncertainties we have described are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or operations.

FORWARD-LOOKING STATEMENTS

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “targets,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are made on the basis of our views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. We caution investors that any such forward-looking statements we make are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in our forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, some of the factors that could impact our business and cause actual results to differ materially from forward-looking statements are discussed under the caption, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include capital expenditures, acquisitions, investments and the repayment of indebtedness. Pending these uses, the net proceeds may also be temporarily invested in short- and medium-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges for the periods indicated. We had no preferred stock outstanding and did not pay preferred stock dividends during these periods.

	Six Months Ended
	June 30,	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges	8.5	4.4	2.6	2.9	12.1	19.8

The ratio of earnings to fixed charges has been computed on a consolidated basis. “Earnings” consists of pretax income from continuing operations before adjustment for noncontrolling interests and equity in net income (loss) from affiliates plus fixed charges. Fixed charges consist of interest expense and a portion of rental expense estimated to represent interest.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. We will also include in the prospectus supplement information, when applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings, any one or more of the following:

•	common stock, including the associated preferred stock purchase rights (“common stock”);

•	preferred stock;

•	debt securities;

•	warrants to purchase common stock, preferred stock and/or debt securities;

•	units consisting of common stock, preferred stock, debt securities and/or warrants in any combination; or

•	any combination of the foregoing securities.

In this prospectus, we refer to the common stock, preferred stock, debt securities, warrants and units collectively as “securities.” The total dollar amount of all securities that we may issue under this prospectus will not exceed $125,000,000.

If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 60,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share, which may be issued in one or more series. As of September 30, 2009, there were 18,449,942 shares of our common stock outstanding, held of record by 544 holders, and 4,002,898 shares of our common stock were held in our treasury. As of such date, no shares of our preferred stock were outstanding.

The following summary describes certain of the material provisions of our common stock and our preferred stock, but does not purport to be complete and is subject to and qualified in its entirety by Delaware General Corporation Law and our Restated Certificate of Incorporation, as amended, and our Amended and Restated By-Laws.

Common Stock

Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation or dissolution. Our common stock has no preemptive rights, alienability restrictions, conversion terms or sinking fund provisions and no subscription or redemption privileges. Our common stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All of the outstanding shares of our common stock are fully paid and not liable for further call or assessment.

Preferred Stock Purchase Rights

We are party to a rights agreement that may have the effect of deterring, delaying or preventing a change in control of our Company that might otherwise be in the best interests of our stockholders. The rights agreement grants one preferred stock purchase right with each outstanding share of our common stock. Each right, when exercisable, entitles the holder to purchase from us one one-hundredth of a share of a series of voting preferred stock, designated as Series B Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $150.00 per one one-hundredth of a share.

The rights will trade in tandem with the common stock until 10 days after a “distribution event” (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of our common stock), at which time the rights would detach from the common stock and become exercisable. Upon exercise, the holders of the rights (other than the person who triggered the distribution event and that person’s associates) will be able to purchase at the exercise price shares of our common stock having the then market value of two times the aggregate exercise price of the rights. If another corporation acquires us after a person acquires 20% or more of our common stock, then each holder of a right will be entitled to receive the aggregate number of the acquiring corporation’s shares of common stock having a market value of two times the aggregate exercise price of the rights. The rights expire on October 1, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

Preferred Stock

Our Board of Directors has the authority by resolution, without any action of our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series with such terms and designations as our Board of Directors may fix, including dividend rates, conversion rights, redemption rights and liquidation preferences.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest, consent or otherwise by making such attempts more difficult to achieve or more costly. Our Board of Directors may issue preferred stock without stockholder approval and with voting and conversion rights that could adversely affect the voting power of holders of our common stock.

Delaware Law and Certain Charter and By-Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a manner prescribed in the statute. An “interested stockholder” is a person who, together with affiliates and associates, owns (or owned within the prior three years) 15% or more of the corporation’s voting stock.

Our Restated Certificate of Incorporation, as amended, includes provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law. Both the Restated Certificate of Incorporation, as amended, and our Amended and Restated By-Laws provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “RHB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase common stock, preferred stock or debt securities or any combination of the foregoing. Warrants may be issued independently or as part of a unit with any other securities and may be attached to or separate from the underlying securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

A prospectus supplement relating to any warrants being offered will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These items will include:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount and terms of the common stock, preferred stock or debt securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

The applicable prospectus supplement will describe the specific terms of any warrants or warrant units.

The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of the applicable provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the warrants or any warrant units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of the warrants or warrant units and will be available as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF DEBT SECURITIES

The following description sets forth some general terms and provisions of the debt securities we may offer, but it is not complete. The particular terms of the debt securities offered and the extent, if any, to which the general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to the debt securities. For a more detailed description of the terms of the debt securities, please refer to the indenture relating to the issuance of the particular debt securities.

Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture. As used in this registration statement, the term “indentures” refers to both the senior indenture and the subordinated indenture. The indenture(s) will be qualified under the Trust Indenture Act of 1939. As used in this registration statement, the term “debt trustee” refers to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of the material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities, including the definitions therein of some terms. Except as otherwise indicated, the terms of any senior indenture and any subordinated indenture will be identical.

General

If applicable, each applicable prospectus supplement will describe the following terms relating to a series of debt securities:

•	the title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and, if they are subordinated debt securities, the terms of subordination;

•	any limit on the amount of debt securities that may be issued;

•	whether any of the debt securities will be issuable, in whole or in part, in temporary or permanent global form or in the form of book-entry securities;

•	the maturity dates of the debt securities;

•	the annual interest rates (which may be fixed or variable) or the method for determining the rates and the dates interest will begin to accrue on the debt securities, the dates interest will be payable, and the regular record dates for interest payment dates or the method for determining the dates;

•	the places where payments with respect to the debt securities shall be payable;

•	our right, if any, to defer payment of interest on the debt securities and extend the maximum length of any deferral period;

•	the date, if any, after which, and the prices at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option and other related terms and provisions;

•	the dates, if any, on which, and the prices at which we are obligated, pursuant to any sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and other related terms and provisions;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	any mandatory or optional sinking fund or similar provisions with respect to the debt securities;

•	any index used to determine the amount of payments of the principal of, and premium, if any, and interest on, the debt securities and the manner in which the amounts shall be determined;

•	the terms pursuant to which the debt securities are subject to defeasance;

•	the terms and conditions, if any, pursuant to which the debt securities are secured; and

•	any other material terms of the debt securities.

The debt securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon debt security, which:

•	is issued at a price lower than the amount payable upon its stated maturity; and

•	provides that, upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity shall become due and payable.

United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement.

Under the indentures we will have the ability, without the consent of the holders, to issue debt securities with terms different from those of debt securities previously issued and to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other of our securities will be detailed in the applicable prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other of our securities to be received by the holders of the series of debt securities would be subject to adjustment.

Consolidation, Merger or Sale of Assets

Unless we provide otherwise in the applicable prospectus supplement, the indentures will provide that we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor entity, if any, is a corporation, limited liability company, partnership, trust or other entity existing under the laws of the United States, or any State or the District of Columbia;

•	the successor entity assumes our obligations on the debt securities and under the indentures;

•	immediately prior to and after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Events of Default Under the Indentures

Unless we provide otherwise in the applicable prospectus supplement, the following will be events of default under the indentures with respect to any series of debt securities issued:

•	failure to pay interest on the debt securities when due, which failure continues for a specified period set forth in the applicable prospectus supplement and the time for payment has not been deferred;

•	failure to pay the principal of or premium on the debt securities, if any, when due;

•	failure to deposit any sinking fund payment when due, which failure continues for 60 days;

•	failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, which failure continues for a specified period set forth in the applicable prospectus supplement after we receive notice from the debt trustee or holders of a specified percentage, set forth in the applicable prospectus supplement, of the aggregate principal amount of the outstanding debt securities of that series; or

•	particular events of our bankruptcy, insolvency or reorganization.

The supplemental indenture or the form of note for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the applicable prospectus supplement relating to the series.

If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and, to the debt trustee, if notice is given by the holders), may declare the unpaid principal of or premium, if any, and accrued interest, if any, on the debt securities of that series due and payable immediately.

The holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding:

•	payment of principal of or premium, if any, or interest on the debt securities; or

•	those covenants described under the subsection “— Modification of Indenture; Waiver” that cannot be modified or amended without the consent of each holder of any outstanding debt securities affected.

Any waiver shall cure the default or event of default.

Subject to the terms of the indentures (as supplemented), if an event of default under an indenture occurs and is continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless the holders have offered the debt trustee reasonable indemnity. The holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the applicable indenture;

•	the debt trustee may take any other action deemed proper by it that is not inconsistent with the direction;

•	subject to its duties set forth under the applicable indenture, the debt trustee need not take any action that might involve it in personal liability; and

•	in the case of the debt trustee under the senior indenture, subject to its duties set forth under such indenture, the debt trustee need not take any action that it determines, upon the advice of counsel, may not lawfully be taken or in good faith determines would be unduly prejudicial to the holders of the debt securities.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

•	the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of that series have made written request to the debt trustee, and the holders have offered reasonable indemnity to the debt trustee to institute proceedings; and

•	the debt trustee does not institute a proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within a specified period set forth in the applicable prospectus supplement after the notice, request and offer.

These limitations will not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal of or premium, if any, or interest on the debt securities.

We will periodically file statements with the debt trustee regarding our compliance with the covenants in the indentures.

Modification of Indenture; Waiver

We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture, provided that such action does not materially adversely affect the interests of any holder of debt securities of any series;

•	to provide for the assumption by a successor person or the acquirer of all or substantially all of our assets or obligations under such indenture;

•	to evidence and provide for successor trustees;

•	to add, change or eliminate any provision affecting only debt securities not yet issued;

•	to comply with any requirement of the SEC in connection with qualification of an indenture under the Trust Indenture Act of 1939; and

•	to conform the indenture to the provisions set forth in the description of the securities in the applicable prospectus supplement.

In addition, the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	extend the fixed maturity of the series of debt securities;

•	change any obligation of ours to pay additional amounts with respect to the debt securities;

•	reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of any debt securities;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	impair the right to enforce any payment on, or with respect to, any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, the debt security (if applicable);

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

•	if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities;

•	reduce the percentage of principal amount of outstanding debt securities of any series the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify any of the above provisions.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or DTC, unless the prospectus supplement provides otherwise.

At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indenture and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except for the unredeemed portion of any debt securities being redeemed in part.

Information Concerning the Debt Trustee

The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only the duties specifically set forth in the indenture and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given to it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name the debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for the payment of interest.

Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that, unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the debt trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of, or any premium or interest on, any debt securities which remain unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture will not limit the amount of subordinated debt securities that we may issue, nor will it limit us from issuing any other secured or unsecured debt. We have a $175 million credit facility of which we had approximately $129 million in available borrowing capacity at June 30, 2009 after consideration of the effects of covenants.

Book-Entry Debt Securities

We will make payments on each series of book-entry debt securities to The Depositary Trust Company (“DTC”) or its nominee as the sole registered owner and holder of the global security. Neither we nor the debt trustee nor any of our or its agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests or with respect to its performance of its obligations under the rules and regulations governing its operations.

We understand that when DTC receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

A global security representing a series will be exchanged for certificated debt securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we do not appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue debt securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for debt securities of the series equal in principal amount to that beneficial interest and to have those debt securities registered in its name. We would issue the certificates for the debt securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under unit agreements to be entered into between us and a unit agent, as detailed in the prospectus supplement relating to the units being offered. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units will be issued in fully registered or global form.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the forms of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under the heading “Where You Can Find More Information.”

PLAN OF DISTRIBUTION

We may sell the offered securities in one or more of the following ways:

•	through an underwriter or underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers, including affiliates of ours; or

•	through a combination of any of these methods of sale.

The applicable prospectus supplement will contain the terms of the offerings of any securities. The initial public offering price and any discount or concessions allowed or reallowed to dealers may be changed from time to time. The applicable prospectus supplement will contain the expected time of delivery of the securities for which this prospectus is delivered.

Unless otherwise indicated in the applicable prospectus supplement, if underwriters are used in the sale of the securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the securities if any are purchased. In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Underwriters, agents or dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The securities may be sold in one or more transactions either at a fixed price or at prices which may be changed based on market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We may indemnify the underwriters, agents or dealers who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act. We may also contribute to payments that the underwriters, dealers or agents or any of their controlling persons may be required to make in respect of such liabilities. Underwriters, agents or dealers may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. These contracts will be subject only to those conditions contained in the prospectus supplement. The prospectus supplement will also contain the commission payable for solicitation of any of these contracts.

Offers to purchase securities may be solicited directly by us and sales of securities may be made by us directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale of the securities. The terms of any such sales will be described in the prospectus supplement relating to the securities. Except as contained in the applicable prospectus supplement, no director, officer or employee of ours will solicit or receive a commission in connection with the direct sales by us of the securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements of RehabCare Group, Inc. and subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, incorporated in this prospectus by reference to our Current Report on Form 8-K filed on October 9, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, on the consolidated financial statements appearing in our Current Report on Form 8-K filed on October 9, 2009 and the effectiveness of internal control over financial reporting appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s

Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under “Incorporation by Reference” are also available on our Internet website, www.rehabcare.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with it. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of securities.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2008, filed on March 10, 2009;

•	our Quarterly Reports on Form 10-Q for our fiscal quarter ended March 31, 2009, filed on May 7, 2009 and for our fiscal quarter ended June 30, 2009, filed on August 7, 2009;

•	our Current Reports on Form 8-K, filed on July 6, 2009, July 14, 2009 and October 9, 2009;

•	the description of our common stock, $0.01 par value per share, as contained in our Registration Statement on Form 8-A effective as of June 25, 1992, pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A effective September 5, 2002 pursuant to Section 12 of the Exchange Act.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) between the date that we initially filed the registration statement to which this prospectus relates and the termination of the offering of the securities. These documents may include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any material that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

PATRICIA S. WILLIAMS, ESQ.
Senior Vice President, General Counsel and Corporate Secretary
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105
(314) 659-2123

You may also access the documents incorporated by reference in this prospectus through our website at www.rehabcare.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

5,400,000 Shares

RehabCare Group, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
J.P.Morgan
Deutsche Bank Securities
RBC Capital Markets
Morgan Keegan & Company, Inc.

November 12, 2009